FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.

(Translation of registrant’s name into English)

Plaza de Canalejas, 1

28014 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material fact, dated November 21, 2006, regarding Mr. Francisco Luzón’s opinion on income before tax growth

2	Presentation, dated November 21, 2006, entitled “Latin America Investor Day 2006: Grupo Santander in 2010 - Putting the Franchise in Value”

3	Presentation, dated November 21, 2006, entitled “Latin America Investor Day 2006: Financial Perspective”

4	Presentation, dated November 21, 2006, entitled “Latin America Investor Day 2006: Chile”

5	Presentation, dated November 21, 2006, entitled “Latin America Investor Day 2006: Brazil”

6	Presentation, dated November 21, 2006, entitled “Latin America Investor Day 2006: Argentina”

7	Presentation, dated November 21, 2006, entitled “Latin America Investor Day 2006: Mexico”

Item 1

OTHER COMMUNICATIONS

During this morning’s presentation to analysts on Santander in Latin America, Mr. Francisco Luzón stated that in his opinion: (i) during the period 2006 / 2009, Income Before Tax from Santander’s businesses in Latin America could grow at an annual compound rate of around 25%, whilst Net Income would do so at more than 20%, and (ii) for 2007, Income Before Tax could grow at around 25%, whilst Net Income would do so between 20% and 25%.

Boadilla del Monte (Madrid), November 21st 2006

Banco Santander Central Hispano, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5° de Sociedades, Inscripción 1a. C.I.F. A-39000013

Latin America Investor Day 2006

Grupo Santander in 2010:

Putting the Franchise in Value

Boadilla, November 21th, 2006

Important information

Santander cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

Agenda

“Bankarisation” in Latin America: an unstoppable process

Grupo Santander in Latin America: Advances in Plan America 06 (2003-2006)

Santander in 2010: Putting the franchises in value

-Starting point: A non replicable position

-Strategy

Our perspectives:

-2010 Horizon

-2007

Executive summary. Conclusions

10 Reasons for the Bankarisation process in Latin America

1.  Recurrent growth favours Savings and Credits

2.  Macroeconomic stability fosters long term Savings and Credits

3.  Lower financing needs from the Public Sector returns the central role to the
     Private Sector

4.  Balanced growth and sustained increases in per capita income reduces poverty and creates more middle class households

5.  First Category Banking Systems

6.  The principal Banks have enough muscle to push Bankarisation

7.  Low Bankarisation levels in relation with income

8.  In 2010, the region, Brazil and Mexico still below Bankarisation levels of
     1980/90

9.  Governments are compromised with Bankarisation

10. Banks are compromised with Bankarisation

1st Reason: Recurrent growth favours Savings and Credits

Growth and inflation

% in US$ current

Private sector credits and loans

% in current US$ and elasticity with GDP

Source: IMF and Americas Division estimates

2nd Reason: Stability fosters long term Savings and Credits

LATIN AMERICA: SAVINGS

2004

2005

2006

2004-2006

Pension funds stock. US$ Billion

Growth                     19%         22%        23%          21%

Savings/GDP       41%       44%        50%          45%

Elasticity              2.1            2.2            2.7            2.3

Deposits

   Growth              16.0%       20%    17%          18%

    weight                56%        55%        53%                    55%

Mutual Funds
   Growth              22.0%        25%     31%                    26%

    weight                44%          45%       47%                      45%

Source: Americas Division, data from central banks and superintendencies

Source: AFIP. Argentina, Colombia, Chile, Mexico, Peru,
Uruguay. http://www.fiap.cl

Source: Global Stability Report. IMF.http://www.imf.org/

Capital Markets: 2002 vs 2005 USD Billion

3rd Reason: Lower financing needs from the Public Sector returns the central role to the Private Sector

Private sector loans as a % over total loans

Latam Total

Countries

Source: Americas Division with data from the IMF. International Financial Statistics.

4th Reason: Balanced growth and sustained increases in per capita income reduces poverty and creates more middle class households

Population below extreme poverty line

Bigger and Better Government

Source: Cepal 2005 and Americas Division

Population below poverty line

1. More efficient measures in

Health, Education, etc..

2. New generation of social

policies

4th Reason: Balanced growth and sustained increases in per capita income reduces poverty and creates more middle class households

Household distribution by income
Million of households

48 Mill
Households

56 Mill
Households

60 Mill.
Households

57 Mill.
Households

Source: Elaborated by Americas Division with data from Cepal and own estimates

5th Reason: First Category Banking Systems

NPL ratio

BIS Ratio

Coverage ratio

ROE

Source: Global Stability Report. IMF. Sept 2006 http://www.imf.org/External/Pubs/FT/GFSR/ and local information

6th Reason: The principal Banks have enough muscle to push
Bankarisation

Source: Americas Division with public information from entities. Data as of June 2006. Banks with business over 15 Bill US $.
* Business =  Deposits + Mutual Funds + Credit. Brazil, Chile, Mexico, Colombia, Peru, Uruguay and Venezuela

4 International franchises and 15 banks with business* over US$15 Billion

7th Reason: Low Bankarisation levels in relation with income

When adjusted to income per capita, except Chile, the ratio Private
Loans / GDP is exceptionally low in the region

(*) 115 countries with income per capita < 11,000 US $

Source: IMF and Americas Division Estimates

Income per Capita*

8th Reason: In 2010, the region, Brazil and Mexico still below their maximum bankarisation levels of 1980/90

% over maximum bankarisation levels of 1980/90s

2006

2009

9th and 10th Reasons: The governments and the banks are compromised with bankarisation

Consensus between Authorities, Supervisors, Banks and Citizens: “A good financial system is a necessary piece of the development strategy of the Continent”

Bankarisation and the Middle Class: the virtuous circle of
institutional reforms and the improvement of Institutions

Bankarisation: A reform where everybody wins

2010 horizon: The economically viable Latin America

2006

2007

2008

2009

LATIN AMERICA: Central Macro Scenario

GDP

% Nominal

% Real

Consumer inflation

Year average

December

Interest rates

Year average

December

Exchange rates vs. US$

Year average

December

Apprec. /Deprec. vs US $

Year average

December

8.6%

4.3%

5.2%

4.8%

11.0%

10.3%

88

93

-3.5%

-1.3%

8.4%

4.4%

4.6%

4.5%

10.0%

9.6%

90

95

2.2%

2.8%

8.2%

4.0%

4.3%

4.4%

9.2%

8.8%

92

98

2.4%

2.7%

8.4%

4.0%

4.2%

4.3%

8.4%

7.9%

95

101

3.5%

3.2%

Average growth: 4.2%

Average inflation:
4.5%

Interest rates
adjusted by inflation
of 5%

Nominal depreciation
against US$ of  2.5%

Source: Americas Division with data from the IMF, IADB, Cepal, Central Banks and previsions

2010 horizon: The economically viable Latin America

Loans and Savings growing at around 20% per annum

In 2009, Savings levels attain USD 2 trillion and Loans USD 1 trillion

Mutual Funds in 2009:  > USD 1 trillion, 52% of total savings

Average growth of loans to individuals:

–  Consumer credit: around 30%

–  Loans to SMEs and Businesses: between 15% and 20%

Public sector and institutional loans: Around 5% as a result of the disintermediation and the development of Capital Markets

“Bankarisation” in Latin America: an unstoppable process

Agenda

Grupo Santander in Latin America: Advances in Plan America 06 (2003-2006)

-  Starting point: A non replicable position

Santander in 2010: Putting the franchises in value

-  Strategy

Our perspectives:

-  2010 Horizon

-  2007

Executive summary. Conclusions

Advances in Plan America 06 (2003-2006)

Three years focused in:

Business Growth in
Customer Revenues

Deploying an
organisation prepared
to Compete and Win

Double income

Business Growth in
Customer Revenues

Double income

19

Advances in Plan America 06 (2003-2006)

Business Growth / Customer Revenues:

Double the volume of Savings and Credits and Loans

Double Customer Revenues (Gross Basic Revenues)

With a profound transformation of the business / segments mix
(+ Retail Banking –Individuals and SMEs –)

Winning market share in financing individuals (Consumer credit + Cards)

and maintaining and excellent risk quality / Coverage Levels

Advances in Plan America 06 (2003-2006): Business Growth /
Customer Revenues

Doubling of Savings and Credits and Loans

Savings*

Gross Loans*

* Current USD billion, Spanish GAAP

Advances in Plan America 06 (2003-2006): Business Growth /
Customer Revenues

Doubling revenues form customers (Gross basic revenues)

Basic revenues from customers*

* Current USD Mill. US$, Spanish GAAP

(1) Under previous accounting criteria (4/91 previous to IAS)

Advances in Plan America 06 (2003-2006): Business Growth /
Customer Revenues

profound transformation of the business / segments mix
(+ Retail Banking: Individuals and SMEs)

Credit Structure by Segments, %

Advances in Plan America 06 (2003-2006): Business Growth /
Customer Revenues

Winning market share in financing individuals

Consumer
credit

Credit cards

Consumer

credit + credit

cards

Source: Holding banks. Data as of the latest available in each country.

*Change in market share in constant terms without taking into account changes in weight due to exchange rates variations

** Without the effect of the acquisition of Island Finance in Puerto Rico, +1.2 pp

Var. s/

Var. s/

Var. s/

30.09.06

Sep

-

03

30.09.06

Sep

-

03

30.09.06

Sep

-

03

Brazil

5.2

0.0

4.1

1.8

5.2

0.1

México

9.9

7.8

18.5

3.6

15.3

5.8

Chile

24.9

0.6

42.7

3.7

26.4

0.5

P. Rico

16.3

8.1

11.7

3.6

15.4

7.2

Venezuela

1

6.0

-

1.0

12.9

-

5.1

14.3

-

3.6

Argentina

9.3

5.7

15.9

6.3

11.5

5.5

Colombia

2.4

0.8

2.8

-

0.7

2.5

0.4

Total*

7.9

1.0

14.8

3.3

9.2

1.6

**

Advances in Plan America 06 (2003-2006): Business Growth /

Customer Revenues

Improving Risk Quality and Coverage Levels

NPLs and Coverage, %

Advances in Plan America 06 (2003-2006)

Deploying an organisation prepared to Compete and Win

An organisation more commercially driven and more oriented to the market

Strong push in two specialised businesses for individuals

Finalised implementation of the new Regional Technological Platform
(ALTAIR)

“Upgrade” in the management of Managerial and Human Resources

Payment means (Credit cards…)

Bancassurance

Advances in Plan America 06 (2003-2006): Deploying an
organisation prepared to Compete and Win

Strong push in two specialised businesses for individuals

Payment means (Credit cards…)

Bancassurance

2003

2006 (e)

Var. (%)

2003

2006 (e)

Var. (%)

N° of credit

cards (Mill.)

5.2

11.1

114

Loans

(Bn US$)

1.8

6.1

239

Quota in

Loans, %

11.5

14.9

340 bp

Gross revenues

(Mill. US$)

562

1,602

185

N° contracts

(Mill.)

3.2

6.6

106

Gross revenues

(Mill. US$)

177

473

167

The sum of this two businesses almost tripled its revenues in 3 years

Advances in Plan America 06 (2003-2006): Deploying an
organisation prepared to Compete and Win

Finalised implementation of the new Regional Technological
Platform (ALTAIR)

With capabilities to respond to the market

Unit costs per IT transaction

Finalised implementation of ALTAIR
Platform

2 High Quality ALTEC (Chile and
México)

Very efficient capacity:

Scalability

Time of response

Advances in Plan America 06 (2003-2006): Deploying an
organisation prepared to Compete and Win

“Upgrade” in the management of Managerial and Human Resources

Maximum attention and care in Business Areas / Risks (78% of employees)

Strong investment in creating “First Class” professionals / Talent

Program Young Directors

   700 persons

Program International Mobility

High Potential Managers Retail Banking

Expenditure in training (USD 25 million per annum)

450 persons

1,200 persons

Good profile of employees (61,000)

36 average age

45% with university degrees

51% women

Advances in Plan America 06 (2003-2006)

A very positive Track-Record …

Net Income*

* Current US$ Mill, Spanish GAAP

(1) Under previous accounting criteria (4/91 previous to IAS)

Advances in Plan America 06 (2003-2006)

…attaining our goals* …

Banking Business

  Customer Basic Gross Revenues
  (Customer NII+ Fees)

  NPLs

  Operating costs

Vision 2006

Situation as of Sep 06

20%

20%

Change in trend /
growth rates (going higher)

Inflation

7.9%

21.2%

23.6%

* 2005 Investor Day - 15.11.2005

Note: growth rates at constant exchange rates

Agenda

“Bankarisation” in Latin America: an unstoppable process

Grupo Santander in Latin America: Advances in Plan America 06 (2003-2006)

Santander in 2010: Putting the franchises in value

Starting point: A non replicable position

Strategy

Our perspectives:

2010 Horizon

2007

Executive summary. Conclusions

2010 Horizon: Santander will put its franchise in value with a management that is focused on profitable growth

Non replicable starting point

Winning strategy

Markets where we are present

By market quota and ranking

By customer base

Distribution network

Diversification in income
generation

In retail banking

Project Retail Banking 20.10

In global businesses for

individuals and businesses

Ambitious

objectives

To again double the business/revenues form customers

Attain leadership positions in global businesses

Santander in 2010 Horizon: Non replicable starting point…

…due to the markets in which we are present:
    the biggest ones and with more potential

Banking business Market Total1
USD 1.752 Billion

Santander banking business1
USD 163 Billion

81%

81%

Brazil, Mexico and Chile

1: Total Market = Credit + Deposits + Mutual Funds
Source: Prepared by Grupo Santander from data published by Superintendencies / Central Banks of the mentioned countries. Data of Holding
Banks
Information referred to the latest available data in each country

Santander in 2010 Horizon: Non replicable starting point…

… because of the attained market shares and ranking position

Ranking and Market Shares in Loans*

Brazil

Mexico

Chile

P. Rico

Venezuela

Argentina

Colombia

Latam

Brazil

Mexico

Chile

P. Rico

Venezuela

Argentina

Colombia

Latam

Ranking and Market Shares in Savings*

Ranking

5°

Mkt share %

5.8

3°

14.8

1°

22.6

4°

10.1

3°

12.7

1°

9.7

12°

3.1

1°

10.7

Ranking

6°

Mkt share %

4.6

3°

16.9

1°

22.6

2°

13.7

3°

10.1

1°

9.9

13°

2.8

1°

8.6

*Data as of 30.09.06 or the latest available. Ranking: in Brazil and Argentina, only Private Banks

Brazil

Mexico

Chile

P. Rico

Venez.

Argentina

Colombia

Latam

Thousands of customers

… to the depth of our customer base

Santander in 2010 Horizon: Non replicable starting point…

Individuals

6,906

7,287

2,260

298

2,300

1,756

283

21,090

SMEs

157

143

20

81

51

27

778

299

Total

7,219

7,485

2,417

321

2,387

1,811

312

21,952

Businesses/Institutions

40

14

3

6

4

2

82

13

Large Businesses /
Corporate

1

0

0

0

0

0

2

1

*Information as of 30.09.06

Santander in 2010 Horizon: Non replicable starting point…

… due to the capillarity of our Distribution Network

Brazil

Mexico

Chile

P. Rico

Venezuela

Argentina

Colombia

Latam

Number as of

30.09.06

Total Selling Points
/ Attention

1,882

1,039

419

139

260

247

66

4,070

ATMs

7,499

3,638

1,600

148

800

746

86

14,540

Call Center
(positions)

3,476

2,724

572

105

250

568

103

7,798

*Without Pension business branches

Santander in 2010 Horizon: Non replicable starting point…

… but specially, because of the diversification in income generation

Distribution of Net income by countries, %

Others

Chile

Mexico

Brazil

11%

6%

20%

62%

23%

20%

31%

13%

21%

28%

28%

1%

65%

14%

4%

65%

0%

59%

29%

0%

Financial
systems

Santander

Competitor A

Competitor B

Competitor C

Note: Financial systems in local accounting criteria. Santander under Spanish GAAP. Competitors under the accounting criteria of the Holding Company. Data as of H1’06

Santander in 2010 Horizon: Strategy in Retail Banking

Mission:

Objective:

Through …

Have the best retail banking in the region and in the
countries in which we are present

Double the business and revenues from customers

Project Retail Banking 20.10

Four pillars

Intensive organic growth of installed capacity

Extension / Notoriety of the Santander brand

Operative technology and systems servicing Commercial Efficiency and Risk management (additionally to improve C/I ratio)

Boosting Managerial, Commercial and Risk Talent (more and better managers and professionals in this Areas)

Santander in 2010 Horizon: Strategy in Retail Banking

Project Retail Banking 20.10

First Pillar: Intensive organic growth Plan of installed capacity

Number (31.12)

2006

2009

Abs.

%

Var. 2009/06

Total Points of Sale / Attention*

4,070

5,015

945

23%

ATM's

14,540

19,708

5,168

36%

Call Centres (Positions)

7,798

11,436

3,638

47%

2003-06

2006-09

Var. Abs.

Var,%

Total Investments (Mill. US$)

213

489

276

130%

Points of Sale + Call Centres

159

384

167

142%

ATM's

55

105

50

91%

* Without Pension business branches

Santander in 2010 Horizon: Strategy in Retail Banking

Project Retail Banking 20.10

Second Pillar: Extension and notoriety of Santander Brand

2006

2007

Mexico
Puerto Rico
Colombia
Uruguay

Chile

Brazil

Argentina

2010 Horizon

Unique

Brand

Investment in refurbishing of branches

2009-06
(Mill. US$)

Costs in Image

172

115

Santander in 2010 Horizon: Strategy in Retail Banking

Project Retail Banking 20.10

Third Pillar: Technology and Operative systems to service Commercial
Efficiency and Risk management

New applications / Systems

Unit Costs per IT Transaction

Transactions (Million/Year)

Unit Costs (Cent. US$)

From Commercial Management to
CRM (Jupiter)

Risk management for individuals
(Garra and Datamarts)

Basilea II

Factories (SMEs; Consumer
Finance; Mortgages;…)

MIS Individuals and SMEs

Santander in 2010 Horizon: Strategy in Retail Banking

Project Retail Banking 20.10

Fourth Pillar: Boosting Managerial, Commercial and Risk Talent (more and better managers and professionals in these Areas)

Take advantage of the expansion process to direct resources towards Business
Areas / Risks (85% of staff: +7,000 persons)

Strong investment in Training (USD 80 mill. in 3 years)

Intensify Programs “Generating Directors / Commercial and Risk Managers”

Young Directors: from 700 to 1,200 persons

International mobility: from 450 to 800 persons

High Potential Directors: form 1,200 to 1,750 persons

Santander in 2010 Horizon: Strategy in Retail Banking

Perspectives: Increase
number of customers 06-09

9 millions         (+43%)

5 millions         (+100%)

417 mil             (+51%)

200 mil             (+100%)

15 mil               (+23%)

12 mil               (+73%)

Total Individuals

Linked Individuals

Total SMEs

Linked SMEs

Total Businesses

Linked Businesses

Project Retail Banking 20.10 (and social mobility) should enable us to Attract and Link Customers…

Santander in 2010 Horizon: Strategy in Retail Banking

…through “four anchor” products…

Perspectives for the period 06 -09

from 5.1 mill. to 8.3 mill     (+63%)

from 11.1 mill. to 18.8 mill     (+69%)

from 5.7 mill. to 9.4 mill     (+65%)

from 6.6 mill. to 11.0 mill     (+67%)

Payrolls

Insurance policies

Credit Cards

Consumer
Finance Loans

Santander in 2010 Horizon: Strategy in Retail Banking

Santander in 2010 Horizon: Strategy in Retail Banking

… and significantly change the Business / Segment mix increasing the weight of retail banking

Loan Structure, %, by Segments

Wholesale

Retail

Corporate  +
Businesses

SMEs

Individuals

30.09.06

31.12.09

Santander in 2010 Horizon: Strategy in global businesses

Attain and Consolidate leadership positions in the 3 Global

Businesses for Individuals

Payment means/

Cards

06 - 09

Bancassurance

06 - 09

Asset

Management

06 - 09

Objective

Focus

Objective

Focus

Double Business / Revenues

Link customers

Product innovation

New segments / Bankarisation

Double Business / Revenues

Customer data base penetration

(Activate / Link)

Reduce churn

+ Value Added Products for Individuals

(High and Middle Income)

Attain and Consolidate a Leadership position in
Global Wholesale Banking

Based on Grupo Santander’s potential (its Commercial Franchise):

Attaining immediately a preferred position (amongst the top three) in the three big markets of the region: Brazil, Mexico and Chile.

Focusing in the areas of “Customer products”-Innovation-and “Transactional
Services”

With a clear objective: double Customer* revenues in the next three years

In Spain / Europe

In Latin America

Develop Local / Regional Capabilities leveraging on our

Global Strengths

* Integrates Customer NII, fees, results on insurance activities and trading gains

Santander in 2010 Horizon: Strategy in global businesses

Agenda

“Bankarisation” in Latin America: an unstoppable process

Grupo Santander in Latin America: Advances in Plan America 06 (2003-2006)

Santander in 2010: Putting the franchises in value

Starting point: A non replicable position

Strategy

Our perspectives:

2010 Horizon

2007

Executive summary. Conclusions

Our perspectives: 2010 Horizon*

Strong increase of the banking

business…

… with quality and risk premiums

adjusted to the growth profile

Double business volumes (savings +

loans) organically

Gain market share in more profitable
and value added segments, products
and services

Attain and Consolidate leadership in
Business Banking and Global
Wholesale Banking

Risk premiums and stable doubtful
loans by segments and products

Predictable evolution of NPLs

More weight to retail banking
(individuals and SMEs)

Individuals / SMEs

Fees

Increase in the global risk premium due
to the change in mix

2006-07: strong growth due to
normalisation of business cycle 03-05

Moderated increases since 2007: in line
with loan evolution and change in mix

Customer Revenues**:
between 20/25%*** (CAGR)

*    In a benign macro environment (regional and worldwide) and under the suppositions of financial stability

     (inflation, exchange rates,…) and Regional growth as well as the Financial Systems used in this report.

**  Customer NII, fees, results on insurance activities and trading gains

*** Current US$

Our perspectives: 2010 Horizon

… with stringent management of
capex and costs

… with an efficient management
of each country’s own resources

Necessary to boost the new growth
phase

Capital expenditures:

Mill. US$
06/09*

Var. s/
03/06

Technology

1,023

Fixed Assets

993

+9%

+54%

Operating costs (including
amortisations):

+9% per annum** (vs. inflation of 4%/5%)

-   Improvements in productivity, technology-
    operations, commercial efficiency:

-   Increasing installed capacity,
    projects, brand:

-2 p.p.

+5/6 p.p.

Improving efficiency***: 10 p.p. in
3 years (below 40%)

*     Current US$ million
**    In local currency. Costs growth in current US$: 6.5%
***  Including amortisations

Own country financing of growth and
organic expansion projects

   Without recourse to the Holding
   Company

Proper retribution to the shareholder /
shareholders

Complying with ease the regulatory
requirements

   Average BIS of the Region: 12%-14%

Our perspectives: 2010 Horizon

Our perspectives
(2010 Horizon)

CAGR (2006-2009)*

IBT

  25%

> 20%

Net Income

* Current US$ Millions

Our perspectives: Vision 2007

Concept

Vision 2007*

Business (Savings + Loans): ...........................

Customer revenues**: ........................................

Around 25% increase

Around 20-25% increase

Risk premium: ......................................................

Stable by segments/products, with a
growing global risk premium due to
change in mix

Non performing loans: ......................................

Still high levels…
- Towards normalisation -

Costs***: ...............................................................

4/5 pp of growth - in local currency -
above inflation

Efficiency: ............................................................

Improvement of 4/5 pp***

Income:

Around 25% increase

         IBT: ...............................................................

         Net Income: ................................................

Around 20-25% increase

*     Current US$
**    Composed of Customer NII, Fees, results on insurance activities and Gains on financial transactions with customers
***   Including amortisations

Agenda

“Bankarisation” in Latin America: an unstoppable process

Grupo Santander in Latin America: Advances in Plan America 06 (2003-2006)

Santander in 2010: Putting the franchises in value

-  Starting point: A non replicable position

-  Strategy

Our perspectives:

-  2010 Horizon

-  2007

Executive summary. Conclusions

Executive Summary. Conclusions (I)

After three years of growth we start a New Phase in the Americas Division with Horizon 2010

This new phase is going to be developed in a Latin America that has:

–   Good macroeconomic and financial perspectives

–   Favourable conditions for the advance of Bankarisation

Santander is the best positioned and prepared bank to push and take advantage of the Bankarisation process

Its strategy and objectives are oriented to put into value its Strong
Franchises in the Region:

–   Wide Customer Base, Brand and Image, Commercial and Risk
     Organisation, Human Resources and Technology

Executive Summary. Conclusions (II)

An intense organic process of increasing the Installed Capacity of Retail
Banking and attaining a leadership position in Global Businesses for
Individuals (Credit Cards, Bancassurance and Asset Management; and in
Global Wholesale Banking) that will be the base for high Revenue growth

Intensive organic growth process compatible with “reasonable” cost increases (4/5 pp above inflation)

Fine tune management of risks will maintain Risk Premiums / NPLs in
“predictable” levels

In summary: Entrance in a new phase of Value Creation (for the Group and the customers / market) supported on:

A favourable environment

A non replicable positioning in the market

A prepared and trained organisation to compete and win

Financial perspective

Latin America
Investor Day 2006

Boadilla, November 21st, 2006

2

Important information

Santander cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counter parties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santanderor in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

3

The role of the Corporate Center:

1- …to develop a business portfolio that can deliver high quality,

      recurrent, across-the-cycle growth …

2- … making sure we have a portfolio focused on markets with high growth potential:

LatAm: high GDP growth x bancarisation potential: Why is this time different?

3- … making sure each unit outperforms in their own local market

LatAm: market share gains across the board

4- … providing strategic flexibility to adapt to their own life cycle

LatAm: entering the “falling risk; rising profitability” sweet spot

5- … and making sure the Group is worth more than the Sum of its Parts by developing intra-group synergies

Regional and local projects

Conclusions

The role of the Corporate Center

To develop a business portfolio that can deliver high quality, recurrent, across-the-cycle growth…

P&L quality

Balance sheet
quality

Service /
franchise
quality

“Horizontal” quality: all units contributing to the
growth

“Vertical” quality: growth is driven by the most
recurrent (customer net interest income, fees /
commissions) as opposed to “one-off” items

Risk /leverage standards are not being
compromised in order to deliver bottom line
growth

Bottom line growth is not being delivered at the
expense of service quality; i.e., long term
franchise quality is not being compromised in
order to boost short term profits

4

1. P&L Quality: Good “vertical quality ”: all P&L lines
contributing to bottom line growth…

Group P&L- 9m 06 vs 9m 05

0%     5%    10%    15%   20%   25%    30%    35%

Net interest income

Net commissions

Basic margin

Operating expenses

Operating profit

PBT

Net  attributable

    income

"Jaws":
10 pp

Double digit revenue
growth…

… well balanced- no reliance
on trading gains

Positive jaws: 10 pp.

Operating growth feeds
through: no “below the
line” support

5

6

Good “horizontal quality”…

All units are contributing to the growth

Continental Europe

LatAm

The Group is flying on all engines

7

2. Balance sheet quality: We do not want to compromise

future growth by relaxing credit standards…

Strong NPL coverage…

… in a highly collateralised portfolio

€5.5bn

buffer

We will not compromise balance sheet quality for some

short term profit growth

3. Service Quality: Some banks feel the temptation to trade
customer satisfaction (i.e., long term franchise value) for
short-term profits

Our IT system is allowing us to
increase customer-facing staff
while keeping a lid on costs…

… which is allowing us to deliver
strong growth in customer volumes

We do not
believe in
“squeezing
the
lemon”…

… we are
investing
heavily in
the
business

8

The role of the Corporate Center:

1- …to develop a business portfolio that can deliver high quality, recurrent, across-the-cycle growth…

2- … making sure we have a portfolio focused on markets with high growth potential:

   LatAm: high GDP growth x bancarisation potential: Why is
   this time different?

3- …making sure each unit outperforms in their own local market

LatAm: market share gains across the board

4- …providing strategic flexibility to adapt to their own life cycle

LatAm: entering the “falling risk; rising profitability” sweet spot

5- … and making sure the Group is worth more than the Sum of its Parts by developing intra-group synergies

Regional and local projects

Conclusions

9

We want to have a good balance between developed and
developing markets in our business port folio (BRIC+M)…

Out of these markets only Brasil and Mexico are really open

10

11

–

–

1-Structural economic
change

2-Underdeveloped
banking systems

Supportive demographic trends

The potential has always been
there-why is this time different?

Supportive external environment:
e.g., commodity prices

Better external balances

Better policies:

Fiscal policies

Monetary policies (orthodox
interest rate policies, flexible
exchange rates)

Large parts of the population do
not have banking relationships

Bancarisation levels (loans / GDP,
deposits / GDP) below not only
developed market levels, but also
those of other emerging markets
(Asia, Eastern Europe, South Africa)

Growth driven by: development of
a middle class; development of a
yield curve; better regulation

The LatAm “growth multiplier”:

Yes, surprisingly LatAm did not behave like an emerging
market in the 90s …

… emerging markets lost the 90s…

This trend has changed in
the past 3 years….:

Good GDP growth

Currency appreciation

Narrowing of country
risk spreads

Strong credit growth to
the private sector

GDP per capita growth (1995 - 2004)

12

13

Yes…it failed on the back of a policy - confidence
vicious circle:

Strong Reliance on foreign saving

Current account deficit

Fiscal deficit

Debt issuing

Forex denominated

Short term maturities

Floating rates

Fixed exchange rates

Rule out competitive adjustments

…made the region vulnerable to
confidence ups & downs

14

…amid deteriorating prices of some of its key exports in
the global value chain

15

Why is this time different?

Better monetary policies…

Independent central bank

Flexible exchange rates

Brazil-inflation rate

… allow flexible exchange rates

16

Why is this time different?

Brazil-inflation rate

Improved external balances (domestic saving)…

Change in international reserves…

… reduce its external vulnerability

17

Why is this time different?

External Debt

… reduce its external vulnerability

Better fiscal policies…

Brazil-primary fiscal balance

Why is this time different? A virtuous circle out of policy
improvement and commodity prices leads to the development of local capital markets

Increased confidence

Reliance on domestic saving

..out of necessity the region
enjoys…

Current account surplus

Primary Fiscal surplus

Floating exchange rates

competitive adjustments if
required

Independent monetary policy

Sucessful fight against inflation

Debt issuance

Local denominated

Long term maturities

Fixed rates

Long yield curve

18

19

…with no way back…

.Improvement in the profile of the public debt-e.g., Brazil

Higher proportion of internal
debt…

…plus higher weight of fixed-
rate internal debt

Internal
public
debt
/GDP

External
public
debt
/GDP

Other

Indexed-
interest rate

Indexed-
exchange rate

Inflation-linked

Fixed

The improvement in the composition of the public debt, combined with flexible exchange rates, radically reduces the likelihood of a crisis

…with no way back…

Maturities of new bond issues: Fixed rate local currency

From a “wheel cycle” to a normal cycle…

Chile4

Mexico6

Brazil2

20

21

…and all this changes the nature of the business

MX Yield Curve

22

…and LatAm banking markets has the biggest potential
out of developing banking systems…

…in addition,
corporate
credit
penetration is
below that of
other
emerging
markets (e.g.,
Asia)

23

In summary, The “growth multiplier” in LatAm seems to us
more attractive than in most emerging markets…

HIGHER GDP
GROWTH

INCREASED
BANCARISATION

Créditos como % PIB

The role of the Corporate Center:

24

1- …to develop a business portfolio that can deliver high quality, recurrent, across-the-cycle growth …

2- … making sure we have a portfolio focused on markets with high growth potential:

LatAm: high GDP growth x bancarisation potential: Why is this time different?

LatAm: market share gains across the board

4- … providing strategic flexibility to adapt to their own life cycle

5- … and making sure the Group is worth more than the Sum of its Parts by developing intra-group synergies

Regional and local projects

Conclusions

3- …making sure each unit outperforms in their own
    local market

LatAm: entering the “falling risk; rising profitability” sweet spot

We have been consistently gaining market share in
LatAm…

Customer funds

Loans

Total customer
volume

Source: Central Banks, own estimates

25

1,3

9,9

2,3

9,7

0,9

9,9

AR

0,2

2,9

0,4

3,1

0,0

2,8

CO

-1,7

10,9

-0,9

12,7

-2,2

10,1

VE

0,0

11,7

-0,1

10,1

0,4

13,7

PR

0,6

22,6

-0,7

22,6

1,9

22,6

CH

2,2

16,2

1,1

14,8

2,9

16,9

MX

0,5

4,9

0,9

5,8

0,4

4,6

BR

8,6

G7*

0,6

10,7

0,3

9,3

30.09.06

Sep-03

30.09.06

Sep-03

30.09.06

Sep-03

0,6

Var. s/

Var. s/

Var. s/

…with strong gains in the most attractive segments

Consumer + cards

Sight deposits +
mutual funds

Mortgage loans

Source: Central Banks, own estimates

(*) Excluded Island Finance in Puerto Rico

26

-0,4

10,5

5,1

12,9

5,5

11,5

AR

-0,4

1,9

1,2

1,2

0,4

2,5

CO

-1,2

14,1

1,9

14,0

-3,6

14,3

VE

0,2

15,8

4,2

13,4

-0,3

7,9

PR*

0,5

22,3

2,8

25,6

0,5

26,4

CH

2,9

14,9

-0,7

7,1

5,8

15,3

MX

-0,1

4,1

8,9

12,8

0,1

5,2

BR

8,9

G7*

1,2

14,5

2,9

7,4

0,4

30.09.06

Sep-03

30.09.06

Sep-03

30.09.06

Sep-03

27

The role of the Corporate Center:

1- …to develop a business portfolio that can deliver high quality, recurrent,

       across-the-cycle growth …

2- … making sure we have a portfolio focused on markets with high growth potential:

LatAm: high GDP growth x bancarisation potential: Why is this time different?

3- …making sure each unit outperforms in their own local market

LatAm: market share gains across the board

4- …providing strategic flexibility to adapt to their own

    life cycle

LatAm: entering the “falling risk; rising profitability” sweet spot

5- … and making sure the Group is worth more than the Sum of its Parts by developing intra-group synergies

Regional and local projects

Conclusions

28

"Structural

  growth"

A portfolio with three different strategies…

Retail banking in
developed markets:
"expand the front, cut
the back" (IT-based)

"Restructuring"

Growth- number of employees

Abbey

Santander

Consumer

LatAm

Portugal

Santander Network

Banesto

29

…which translates into three different growth profiles

Revenue growth

"Restructuring"

"Retail banking in
developed
markets"

"Structural

  growth"

LatAm

Santander

Consumer

Santander

Network

Banesto

Portugal

Abbey

30

America represents…

Branches

Employees

Commercial revenue

Expenses

Operating profit

Net profit

Customer loans

Customer deposits

LatAm

SAN ex LatAm

40-50% of the
“installed capacity”
of the Group

... 35% of the P&L…

…but only 10-20% of
the Balance Sheet

…and its weight in the group will continue to increase

31

This does not mean that the group risk is likely to increase as the nature of the business is changing…

Lower margins

Lower trading / financial income

Higher volumes

Efficiency improvement

Lower provisions / cost of risk

Lower capital consumption per
unit of lending

Strong risk-adjusted
profitability

Sustained net profit growth

…as the main countries gain investment grade
status, LatAm is entering a “falling risk; rising
value creation” sweet spot

32

As emerging economies develop, this leads to a decline in
the economic capital intensity of the business

"deep emerging"

"Convergence
stories"

"mature markets"

Private sector loans / GDP

33

SAN business portfolio has a “sweet spot” concentration
in the next 5 -10 years:(decreasing risk + increasing
profitability and growth)

34

The role of the Corporate Center:

1- …to develop a business portfolio that can deliver high quality, recurrent, across-the-cycle growth …

2- … making sure we have a portfolio focused on markets with high growth potential:

LatAm: high GDP growth x bancarisation potential: Why is this time different?

3- …making sure each unit outperforms in their own local market

LatAm: market share gains across the board

4- …providing strategic flexibility to adapt to their own life cycle

LatAm: entering the “falling risk; rising profitability” sweet spot

5- … and making sure the Group is worth more than the
    Sum of its Parts by developing intra-group synergies

Regional and local projects

Conclusions

35

Making sure the Group is worth more than the Sum of the
Parts

1.  Exporting know how to the region

2.  Leveraging our strength vs local
     competitors on the back of our global units

3.  The value creation of diversification

36

1.- We have a good balance between emerging and mature
markets…and we make sure we export Know-how to LatAm

Mature markets

Emerging markets

Low growth

Strong
competition

Focus on
client, quality
of service

R+D
Innovation

Technology
Efficiency

High growth

Low
bancarisation

IT / innovation
transfer

Development
of the retail
franchise

Growth in
client base +
bancarisation

Efficiency

1.- Example business model innovation:
Santander Global Connect

Business development: Spain

… implementation in other
      areas- e.g., Portugal

37

2. We leverage our global capacities vs local competitors…

From a multilocal model

… to a integrated global
model

Retail
Banking
Spain

Retail
Banking
Portugal

Retail
Banking
UK

Retail
Banking
LatAm

Wholesale Banking

Consumer Finance

Cards

Asset Management

Insurance…

SAN
España

SAN
Totta

Abbey

SAN
Banespa

SAN
Serfín

38

2- We leverage our global capacities vs local competitors

…in efficiency via IT / operations efficiency

…in global segments (wholesale banking)

…in product specialisation

Credit cards

Asset management

Consumer finance

39

40

Efficiency: We want to be the most efficient bank in the
global league…

1. We need to be the most efficient bank in each market…

2. We add efficiency through our global units

Asset Management : factory integration leads to parent AM
company efficiency

We are leaders in Chile and a lot of improvement in Brazil…

Insurance : factory integration

Credit Cards: Implement a global platform saves in IT
development costs and bring know-how where needed

BMG : Implement global platform – global business
management

41

Efficiency: We want to be the most efficient bank in
the global league…

3. Other practices

Move best practices from other markets

Global factories concept

Capitalise on the offshoring possibilities of LatAm

Develop:

Global commercial intelligence systems

Global MIS systems

Global risk systems

Global CRM systems…

Wholesale banking: a global / local approach beats local
competitors

42

Products

Corporate
Products

IBK

Markets

Global
relationship
model (MRG)

Global
clients

Other
clients

Clients

Transactional
Banking

Mid-Corp

Global
Connect

Global
Markets

43

Cards: our global approach – areas where a global unit
adds value to our local credit card businesses

Distribution know-how

Retail networks

Direct channels

Marketing

Operations

IT

Risk
management

HR Management

Finance

Legal / other

3- The value creation of diversification

44

… at Group level…

… as well as within
LatAm

Net Attributable income- 9m 06

Continental
Europe- other

Portugal

Santander
Consumer

Abbey

Banesto

Santander
Network

LatAm

Other

Chile

México

Brasil

45

1- …to develop a business portfolio that can deliver high quality, recurrent, across-the-cycle growth …

2- … making sure we have a portfolio focused on markets with high growth potential:

LatAm: high GDP growth x bancarisation        potential: Why is this time
different?

3- …making sure each unit outperforms in their own local market

LatAm: market share gains across the board

4- …providing strategic flexibility to adapt to their own life cycle

LatAm: entering the “falling risk; rising profitability” sweet spot

5- … and making sure the Group is worth more than the Sum of its Parts by developing intra-group synergies

Regional and local projects

Conclusions

The role of the Corporate Center:

46

.LatAm is a key growth driver for our Group:

1. We are strong believers on the economic potential of the region
+ the potential to increase its bancarisation

WHY IS THIS TIME DIFFERENT?- The conditions are in place for a long cycle of strong growth and increased bancarisation –

Structural changes have changed the “nature of doing banking in LatAm”:
long yield curves, reliance on domestic saving and local cap. markets, etc

2. We believe we will continue outperforming our competitors in the region

Our banks in the region are well placed to continue gaining market share

3. There is still substantial potential to continue extracting “intra-group”
synergies and beat local competitors

Global business models; transfer of best practices

… making sure the Group is worth more than the Sum of its Parts

Conclusions

47

2007 Santander Investor Day:
 September 13th-14th 2007

Chile

Latin America
Investor Day 2006

Boadilla, November 21th, 2006

2

Important information

Santander cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

3

Main points

Chile: a growing economy with sound foundations. This will improve the welfare of middle and middle-lower income segments

Financial system with good dynamism and high growth potential, specially in retail banking

Santander Chile: leading banking franchise in the country and hardly imitable

Adequate implementation of Plan America 2006

Net income doubling in period 2003-06

Beating the market in results and retail banking volume

Solid value creation

Strategy to 2009 deepens retail leadership and accelerates the four global businesses, taking advantage of Santander’s solid position and good market expansion

Favorable perspectives for 2007

4

Index

Macroeconomic scenario

Financial system

Our franchise

2003 - 2006 strategy: Plan America 2006

Outlook:

Vision 2006 - 2009

2007

Macroeconomic Scenario

The Chilean economy: solid growth and positive outlook …

GDP (YoY real growth rate, %)

Short term rates (average, %)

Inflation ( %)

Exchange rate (average)

Source: Banco Central de Chile; Banco Santander Chile forecasts

5

… based on sound macroeconomic foundations

Fiscal Budget (% GDP)

Public Debt (% GDP)

Current Account Balance (% GDP)

total Investment (% GDP)

Source: Banco Central de Chile; Banco Santander Chile forecasts

6

Solid basis for stable medium-term growth

Chile is a competitive economy, (top 5 among Emergent Countries*) with good macro management and stable rules`

Has a pro-business environment, with sustained economic growth, low inflation and Investment Grade category for more than 20 years

A very opened economy (average tariff < 2%). Free Trade Agreements with
Europe, USA, China, Canada, Mexico and Korea (they represent 86% of the world’s GDP)

Prudent fiscal management, that has saved a big part of the extraordinary income associated with the good price of the commodities

No relevant changes foreseen in major political or institutional issues

Principals risks associated with an eventual deceleration of the world’s economy, downward shifts in prices of commodities and problems of competitiveness due to the appreciation of the exchange rate in recent years

* Source: World Economic Forum, Ranking 2006

7

Stable growth will improve the welfare of middle and
middle-lower income segments

% households in each social – demographic category

1980

2005

10%

45%

45%

15%

67%

18%

Upper and
Middle-upper
segments

Middle
Segments

Lower
Segments

53%

79%

100%

Real growth in average
available income

A good economic environment is foreseen towards 2009

Source: Adimark

8

Index

Macroeconomic scenario

Financial system with good dynamism and high growth
potential, specially in retail banking

Our franchise

2003 - 2006 Strategy: Plan America 2006

Outlook:

Vision 2006 - 2009

2007

9

10

Financial system

Good growth of customer funds …

Constant US$ billion as of 09.30.2006

Customer Funds*

Deposits

Mutual Funds

Volume

Annual growth, %

* Deposits + Mutual Funds. Source: Superintendencia de Bancos

11

Financial system

… and loans, specially loans to individuals

Constant US$ billion as of 09.30.2006

Total Loans

Loans to individuals

Loans to companies & public sector

Volume

Annual growth, %

Source: Superintendencia de Bancos

12

Financial system

A developed and reliable market

* Score from 0 to 100, where 100 means extreme strength.  Source: International Monetary Fund

Financial System Strength Index*

INDEX CHILE

INDEX 2005

13

Financial system

High growth potential, specially in retail banking

Indicators of banking penetration, %

Loans / GDP*, %

Household debt*** / Available income

Loans to individuals** / GDP, %

*      Private Sector Loans, excluding interbank and securitized loans. Source: IMF

**    Consumer + mortgage.  Source: Superintendencia de Bancos, Central Banks

***   Source: Banco Central de Chile, Informe de Estabilidad Financiera, 2 Semester 2005

14

Financial system

High potential in others financial business

Mutual Funds (% GDP)

Life insurance (% GDP)

Non-life Insurances (% GDP)

Debit Cards (over 1.000 habs.)

Source: Merrill Lynch, except debit cards, Banco de España and Superintendencia de Bancos

15

Financial system

Banking system will benefit from the growth and soundness of the economy and higher banking penetration

The conditions are given for good growth of loans and other main financial products

We believe that in the period 2007- 09, the market will grow:

Totals loans:

Loans to individuals:

Mortgage:

Loans to companies:

Mutual Funds:

Deposits:

14-16%

18-20%

14-18%

13-15%

20-22%

11-13%

A good environment foreseen for the system towards 2009

16

Index

Macroeconomic scenario

Financial system

Santander Chile: leading banking franchise in the
country and hardly imitable

2003 - 2006 strategy: Plan America 2006

Outlook:

Vision 2006 - 2009

2007

17

Our franchise

Santander Chile: leading banking franchise in the country

First financial group of the country

N° 1 in Net Income: US$ 522 million*

The largest franchise in Commercial Banking

N° 1 in customers: 2,4 millions**

N° 1 in distribution network

368 branches***

1.479 ATM’s

Market share:

22.6% in totals loans (N° 1)

25.9% in loans to individuals (N° 1)

22.8 % in customer funds**** (N° 1)

* As of 09.30.06 in Spanish Criteria; figures for all the business in the country. ** Also 700,000 participants in pension funds. *** 415 including pension fund management **** Deposits + mutual funds

18

Our franchise

Santander Chile: leading banking franchise in the country

N° 1 in Bancassurance

Main franchise in Wholesale banking

N° 1 in structured finance, trade, leasing,
factoring, confirming loans

Leadership in all the cycle:
 Origination (corporate banking)
Structuring (Santander Investment)
Distribution (Treasury)

20.9% in loans to companies (N° 1)

19

Our franchise

Strong capital base to support growth

BIS ratio as of 09.30.06

BIS RATIO
CORE CAPITAL
TIER II

12.8%
8.7%
4.1%

Santander Chile: best risk rating in Latin America:

S&P: “A”, Fitch: “A”,  Moody’s: “A2”

Senior Bonds (“A” S&P, “A1” Moody’s)

Subordinated Bonds (“A-” S&P, “A2” Moody’s)

Moody’s Financial Strength: “B-”;  top 5 in Emerging Markets

Santander Chile has unique capabilities to benefit from the good business environment foreseen towards 2009

20

Index

Macroeconomic scenario

Financial system

Our franchise

Outlook:

Vision 2006 - 2009

2007

2003 - 2006 strategy: Plan America 2006

Net income doubling in period 2003-06

Beating the market in results and retail banking volume

Solid value creation

21

Results Plan America 2003-06

Santander Chile doubles Net Income in 3 years

Net Income, current US$ million

* Criteria before NIIF (Rule 4/91)

22

Results Plan America 2003-06

… resulting in strong performance and surpassing the financial system in terms of results*

Source:  Superintendencia de Bancos

*

**

***

Ratios only for banks

Includes amortization

Recurrency ratio: Net fees / General administrative expenses

23

Strategy Plan America 2006

Strategy focused on achieving a leading position in retail banking

Santander Chile: Strategic Drivers 2003-06

1.

2.

3.

4.

Growth above competitors in retail banking

Increase client base and linkage by improving client services and expanding distribution network

Improve efficiency through gains in productivity and cost control in order to help finance investments in retail

Proactive management of asset quality in order to balance growth in retail banking with the higher risks involved

24

Results Plan America 2003-06

Good evolution of customer funds …

Constant US$ billion as of 09.30.2006

25

Results Plan America 2003-06

… and of loans, specially loans to individuals

Constant US$ billion as of 09.30.2006

26

Results Plan America 2003-06

… gaining market share in retail business

Santander Chile: market share, %

* Deposits: Sight deposits + Time deposits. ** Include all type of firms. Source: Superintendencia de Bancos

27

Results Plan America 2003-06

Expanding the distribution network

* 2003 adjusted by sale of Santiago Express

28

Results Plan America 2003-06

Strong results lead to solid value creation

Banco Santander Santiago: market capitalization in US$ million, chg. Dec. 03 to Nov. 06*, %

Santander Chile: consistency and quality of the results

* As of 11.14.06. ** Include distribution of dividends

Index

Macroeconomic scenario

Financial system

Our franchise

2003 - 2006 strategy: Plan America 2006

Main Features

Financial business performance

Outlook:

Vision 2006-2009: Strategy deepens retail leadership and
accelerates the four global businesses, taking advantage of
Santander’s solid position and good market expansion

2007

29

Vision 2006-2009

Reinforcement of Strategy 2003-06 aimed at taking advantage
of Santander’s solid positioning and good market conditions

Santander Chile: Strategic Drivers 2007-09

Growth above competition in retail banking

Acceleration of the four global businesses of the Group: BMG, asset management, payment means and insurances

Improve efficiency through gains in productivity and cost
control in order to help finance investments in retail

Proactive management of asset quality in order to balance
retail growth with higher risks involved

30

Vision 2006-2009

Driver 1: Growth above competition in retail banking

Main orientations:

Increasing client base and cross-selling

Boosting quality of service

Expanding distribution network and use of transactional products

Driver 2: Acceleration of four global business

Main orientations:

Using global synergies with Group Santander

Capitalizing expected growth in these businesses

Increasing synergies between Retail and Corporate Areas

Drivers 1 and 2 aimed at: More customers, more cross-selling, more usage

31

Vision 2006-2009

Driver 3: Continued improvement of efficiency

Main orientations:

Achieving back-offices capable of processing a higher number transactions, with synergies among them

Having simple, flexible back-offices differentiated by segment

Driver 4: Proactive management of asset quality

Main orientations:

Levering activities in technological platform Altair

Risk management specialized by segment (risk-return)

Recoveries integrated to retail banking business

Systematic monitoring of all the risks, especially the retail due to the growth foreseen in this business

Drivers 3 and 4 aimed at: Growth with controlled costs / risks

32

Vision 2006-2009

Santander Chile, starting from a unique and unrepeatable position in the market, will deepen its leadership in retail banking and in the customers' business in general, increasing its penetration on the four global businesses of Grupo Santander

It will be able to take advantage, as in the period 2003-06, of the good growth of the economy and the resultant increase in
banking penetration, obtaining thus a superior performance, beating the market and creating value for its shareholders

33

Index

Macroeconomic scenario

Financial system

Our franchise

2003 - 2006 strategy: Plan America 2006

Outlook:

Vision 2006 - 2009

2007

34

Outlook for 2006*... a year later

Growth in constant US$

Our vision of 2006… one year later

A dynamic macroeconomic scenario:

GDP growing above 5%: closer to 4.5%

System loans growth : 1.5-2.0X of nominal GDP : OK

Activity with retail customers growing 18%-22%: OK, > 22%

Income in retail banking growing about 20%: OK, > 25%

Costs growing slightly above the inflation: twice the inflation rate, due to stronger retail expansion and earlier worker negotiation (4Q)

Quality of portfolio under control. Higher net provisions and risk premium as consequence of stronger retail growth: OK

* Growth in constant US$

35

Vision 2007

Growth in constant US$

Banking business*

Customer income**

Provisions

Costs

Retail loans

> 17%

> 22%

25%

Risk premium: around 1%

Growth < 9%

Based on current macroeconomic forecasts

* Credit + Banking Savings

** Financial Income from customers + Fees + Results of Insurance Activity + Gains on financial transactions with customers

36

In summary …

Chile: a growing economy with sound foundations. This will improve the welfare of middle and middle-lower income segments

Financial system with good dynamism and high growth potential, specially in retail banking

Santander Chile: leading banking franchise in the country and hardly imitable

Adequate implementation of Plan America 2006

Net income doubling in period 2003-06

Beats the market in results and retail banking volumes

Solid value creation

Strategy to 2009 deepens retail leadership and accelerates the four global businesses, taking advantage of Santander’s solid position and good market expansion

Favorable perspectives for 2007

37

APPENDIX

Accumulated results

Quarterly results

Balance

38

39

US$ million. Constant currency (*)

9M06

9M05

Amount

%

Net interest income**

890

741

149

20,2

Income from companies accounted for by the equity method

1

1

1

130,3

Net fees

314

257

56

21,8

Insurance activity

35

23

12

54,8

Commercial revenue

1.240

1.021

219

21,4

Gains (losses) on financial transactions

91

59

32

54,0

Gross operating income

1.331

1.080

251

23,2

Income from non-financial services (net) and other operating income

(10)

(3)

(7)

246,7

Operating costs

(526)

(492)

(34)

6,9

General administrative expenses

(476)

(443)

(33)

7,4

Personnel

(292)

(267)

(25)

9,2

Other administrative expenses

(184)

(176)

(8)

4,7

Depreciation and amortisation

(50)

(49)

(1)

2,3

Net operating income

795

585

210

35,8

Net loan loss provisions

(111)

(90)

(21)

22,8

Other income

(59)

(33)

(25)

76,0

Income before taxes

625

462

164

35,5

Corporate income tax

(104)

(80)

(24)

30,3

Net consolidated income

522

382

140

36,5

Attributable income to the Group

448

326

122

37,5

Promemoria:

Margen de intermediación

890

741

149

20,2

Customer

815

619

196

31,7

Non customer

75

123

(48)

(39,0)

Variation

Income statement

Spanish criteria

(*).- As of 9M06    (**).- Dividends included

40

Income statement

Spanish criteria

(*).- As of 9M06    (**).- Dividends included

US$ million. Constant currency (*)

Q1 05

Q2 05

Q3 05

Q4 05

Q1 06

Q2 06

Q3 06

Net interest income**

197

276

268

282

234

327

329

Income from companies accounted for by the equity method

0

0

(0)

0

0

1

0

Net fees

79

82

97

103

102

105

107

Insurance activity

6

7

9

8

10

14

11

Commercial revenue

282

365

374

394

347

446

448

Gains (losses) on financial transactions

49

11

(0)

(35)

50

8

33

Gross operating income

331

376

374

359

396

454

481

Income from non-financial services (net) and other operating income

(0)

(1)

(2)

(3)

(3)

(5)

(3)

Operating costs

(156)

(162)

(175)

(161)

(162)

(180)

(184)

General administrative expenses

(140)

(147)

(157)

(146)

(147)

(156)

(173)

Personnel

(81)

(94)

(91)

(90)

(88)

(99)

(104)

Other administrative expenses

(58)

(52)

(66)

(56)

(58)

(57)

(69)

Depreciation and amortisation

(16)

(16)

(18)

(15)

(16)

(23)

(11)

Net operating income

175

212

197

195

231

270

294

Net loan loss provisions

(30)

(24)

(37)

(44)

(43)

(37)

(31)

Other income

(3)

(24)

(6)

8

(1)

(22)

(36)

Income before taxes

142

165

154

159

187

211

227

Corporate income tax

(27)

(28)

(25)

(22)

(30)

(30)

(44)

Net consolidated income

115

137

129

137

158

180

184

Attributable income to the Group

101

119

106

116

136

153

159

Promemoria:

Margen de intermediación

197

276

268

282

234

327

329

Customer

193

211

215

224

254

275

287

Non customer

4

66

53

59

(19)

52

43

41

US$ million. Constant currency (*)

30.09.06

30.09.05

Amount

%

Balance sheet

Loans and credits

19,272

16,276

2,996

18.4

Trading portfolio (w/o loans)

1,805

1,590

215

13.5

Available-for-sale financial assets

1,513

1,257

257

20.4

Due from credit institutions*

4,119

3,342

776

23.2

Intangible assets and property and equipment

383

372

12

3.2

Other assets

2,215

2,320

(105)

(4.5)

Total assets/liabilities & shareholders' equity

29,307

25,157

4,151

16.5

Customer deposits

16,650

14,632

2,017

13.8

Marketable debt securities

2,039

1,803

236

13.1

Subordinated debt

922

947

(25)

(2.7)

Insurance liabilities

68

48

19

40.3

Due to credit institutions

5,539

4,490

1,049

23.4

Other liabilities

2,241

1,538

703

45.7

Shareholders' equity

1,849

1,699

151

8.9

Off-balance-sheet funds

13,422

11,687

1,735

14.8

Mutual funds

3,787

3,469

318

9.2

Pension funds

9,635

8,218

1,417

17.2

Managed portfolios

—

—

—

—

Customer funds under management

33,100

29,117

3,983

13.7

Total managed funds

42,729

36,844

5,886

16.0

Variation

Balance sheet

Spanish criterias

(*).- As of 09.30.06

Brazil

Latin America
Investor Day 2006

Boadilla, November 21, 2006

2

Important information

Santander cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performaoking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

3

Index

Macroeconomic scenario

Financial system

2003-2006 strategy: Plan America 2006

Main features

Financial business performance

Outlook:

Vision 2006 - 2009

2007

4

The macroeconomic scenario is on the path towards
convergence

Institutional policies –new government with
agenda to stimulate economic growth without
compromising stability

Consistency in terms of economic policy

External vulnerability reduction

Inflation under control

Interest rates are falling

Primary Surplus in 4.5%

Confidence in local markets

The country is
moving towards
Investment Grade

5

Macroeconomic Scenario

Based on a sustainable and stable growth

GDP (% real annual growth)

Average Short-Term Interest Rate (%)

Inflation, %)

Average FX Rate (%)

Sources: The Central Bank of Brazil and Banco Santander Banespa estimates.

6

Index

Macroeconomic scenario

Financial system

2003 - 2006 Strategy: Plan America 2006

Main features

Financial business performance

Outlook:

Vision 2006 - 2009

2007

7

Financial System

30.06.06

System

Loans (US$ billion)

302

Savings (US$ billion)

651

Market Value (US$ million)

100

Branches

18.093

Employees

524.968

Efficiency (%)

49,7

BIS Ratio (%)

16,1

NPL Ratio (%)

6,8

Coverage Ratio (%)

103,4

ROE (%)

24,9

Top 51 among private banks*

68%

Top 21 among public banks**

90%

With solid and profitable system, which, in contrast with the 90’s, prioritizes customer business

Source: The Brazilian Central Bank
1) Concentration in loan volume

(*)  Top 5 Private Banks: Bradesco, Itaú, Unibanco, ABN Amro, Santander Banespa
(**) Top 2 Public Banks: Banco do Brasil, Caixa Económica Federal

8

Financial System

Where growth in savings is based on mutual funds; lack of
competition in traditional deposits because of price controls

Constant US$ billion

Savings (Deposits + Mutual Funds)

Deposits

Mutual Funds

Source: The Central Bank of Brazil.

9

Financial System

Where loans to individuals sustain loan growth

Constant US$ billion

Total Loans

Loans to Individuals¹

Corporate Loans

Source: The Central Bank of Brazil.
1) Excludes compulsory lending.

10

Financial System

Of note in loan growth to individuals is distribution
business:  payroll loans, auto loans and credit cards

Market Size

Constant US$ billion

Sep03-

Sep/06

Personal Loans

and Others

Credit Cards

Payroll Loans

Auto Loans

11

27

72¹

30

+28%

1 – Payroll = CAGR  Sep/04 – Sep/06 / Source: The Central Bank of Brazil

11

Financial System

Where the transition from a business model based on revenues from treasury activities to retail banking revenues is happening
successfully

Var. 6M06/
     6M05 (%)

Revenues

- Net Interest Income

- Fees

Provisions for loan losses

General Expenses

Income before taxes

21

21

20

53

11

17

Constant US$ billion

Source: The Central Bank of Brazil

* Annualized data as of H106. Own elaboration.

With a regulatory framework that fuels demand and
competition

Payroll Loans

Free choice of
bank

Credit “Portability”

Pending: Removing
of restrictions on
savings

Directly deducted from pay/pension checks

Allows customers to choose their primary bank, while the company can choose its transactional bank it uses for its payroll account

Facilities now available to refinance loans from one bank
with another

Savings and mortgage loans are currently subject to
regulated charges and prices

The market has reached US$ 20 billion in 3 years

More competition for customers and emphasis on customer relations

Possibility of increasing penetration in private payroll accounts

Increases customer movement (migration) and provides more
customer options

Santander is well positioned to take advantage of these changes

12

In summary: we are entering a new stage of intense
development of commercial banking

Convergence to
Investment Grade

Interest rates
falling

New competitive
scenario

Stable and sustainable growth

Improved access to loans and “bankarisation”:

Customers “lock outs” disappears

Space to compete with products innovation

The game between “incumbents” vs. “the more
aggressive players” is on

Consumer Loans

Mortgage Loans

Soft landing for spreads

A scenario that favors Santander’s continued growth and the creation of additional value for shareholders

13

Index

Macroeconomic scenario

Financial system

2003 - 2006 strategy: Plan America 2006

Main features

Financial Business performance

Vision 2006 - 2009

2007

Outlook:

14

15

Our strategy is based on overgrowth track record, during a
period of transformation...

Loans

Savings

Customer Revenues

Customers

1. Criteria prior to the NIC (Normative Rule 4/91 )

16

…which transformed Santander into a bank that is well prepared to take advantage of growth opportunities in this new stage

Modernization and Technological Integration (ALTAIR)

Legal Merger (4x1)

Brand Consolidation

Strong organization and powerfull talent base

A Transformed
Bank

Single Branding

Technological
Integration

Legal Merger
and Labor
Normalization

17

Our primary leverage for growth...

... A Powerfull Retail Bank

1.  Huge commercial capacity located in the most attractive

     markets

2.  Focus on retail customers: Acquisition, Linkage and

     Retention

3.  Accelerated growth in distribution business

4.  In a position to attack the market with product innovation..

18

1. Huge commercial capacity...

Strong organization and powerfull talent base

Distribution of personnel
Sept. 2006 (*)

15,300 network
employees

(+10,000 since 2000)

(*) Direct employees. Absenteeism and other non active employees.

...located in the most attractive markets: S/SE of Brazil

Customer Base and Distribution

7.2 million segmented customers

15,300 network employees

1,909 points of sale

7,346 ATMs

12% market share in São Paulo

Rio de Janeiro

São Paulo

Rio Grande do Sul

(*) Data from 2004. Source: IBGE, IMF and Santander

GDP Per Capita (PPP)* US$ ‘000

25.0

8.3

11.7

12.5

11.4

Rio de

Rio Grande

do Sul

São Paulo

Brazil

Spain

Janeiro

19

2. Focus on retail customers: Acquisition, Linkage and

Retention

Individuals and SMEs

Acquisition

Leverages:

Branch Network

Payroll and Suppliers

Specialized sales

team

Channels for non-

customers

Entry into the Rio de

Janeiro market

Linkage

Customer profitability –

Basic Offer

By segment and level of

loyalty – Customer

Relations Machinery-

SuperBase

Become main bank

OB-1, OB-2, OB-3

  Increase share of wallet

OB+1, OB+2, OB+3

25% increase in

customers linkage in 2006-

550,000 basic offers

Retention

Customer Retention

Center - behavior

Linkage with new

customers

Direct Debit –

“Euromania”

Management of alerts –

SuperBase

Program F1 – São Paulo

state employees

20

2.1 Santander took advantage of a ‘window opportunity’ to

enter the market in Rio de Janeiro

Strategic Market

Critical mass of

customers

Accelerated

Network

Expansion

15 million inhabitants

GDP of US$190 billion (2nd highest in Brazil)

GDP per Capita (PPP): US$12,500

165,000 customers highly linked – all the

opened accounts were on an individual personal

attention and with the basic offer products

Operation carried out in 70 days

From 31 to 133 points of sale

From 39 to 347 ATMs

Specialized Call Center - Superlinha

Platform for profitable growth in one of the most attractive markets in the country

21

2.2 The Program F1 at full execution speed – loyalty of

employees of the state of São Paulo

Specialized Team and

Infraestructure

Marketing targeted at

linkage and retaining

customers

Attacking stance

“Free choice”

Key customers - 650 dedicated managers in 300 branches

Collectives - 100 executives: teachers, police officers, doctors

SuperLinha - 200 operators specifically for collectives

Reinforced Infratructure – ATMs, fixed and mobile branches

Portfolio segmentation of customers – Considered loyal or

not

1 new product every month – Loteries

Special Offer in November – 800,000 Kits – Zero Tariff –

Personal  Loan

Communication with collective – Focus Groups since 2004

Massive campaign for “Transfer Term”

- Guaranteed reembursment of transfer costs

750 additional executives working on campaign

22

3. Accelerated growth in distribution business where market
dynamics are stronger: auto loans, payroll loans, credit cards

Market Share (%)

Business Volumes – US$ million

Auto Loans

Payroll Loans

CAGR: 53%

CAGR: 133%

553

879

1,294

9M04

9M05

9M06

9M04

9M05

9M06

128

369

696

3.5

2.7

2.3

6.7

6.5

6.2

23

4. In a position to attack the market with product innovation

24

One million credit cards issued in 2006 with the launch

of Santander Light

We have definitly tested our retail strength and commercial

logistics, affecting 1,500,000 customers on four main fronts in 120 days...

25

Individually approaching the bank’s 800,000 customer base in the state of São Paulo

Entering into the Rio de Janeiro market with 165,000 new customers

Acquiring more than 500,000 customers with Santander Light

Growing in distribution business - Auto loans and Payroll loans

...showing Santander’s retail pulling power

Index

26

Macroeconomic scenario

Financial system

2003 - 2006 strategy: Plan America 2006

Main features

Financial Business dynamics

Outlook:

-   Vision 2006 - 2009

-   2007

Strong growth in loans and savings

27

Constant US$ billion

Loans

Savings

30%

23%

26.7

32.7

15.9

12.2

9M05

9M06

9M05

9M06

28

We have increased our market share in the consumer

segment, SMEs, deposits and pensions

Source: The Central Bank of Brazil. Data for total loans, investments and pensions to August. Data for other loans and mutual funds to September.

Market Share

(%)

Total Loans

5.8

Total Unrestricted Loans

5.7

Consumer Credit

5.4

Payroll Loans

3.5

Auto Loans

6.7

Personal Loans

6.0

Credit Cards

4.1

Unrestricted Corporate Loans

5.7

Savings

5.1

Mutual Funds

4.5

Pension Funds

3.7

-10

20

20

80

20

-50

90

20

10

0

10

Var. 12M (bp)

29

Var

06/05,

9M06

9M05

%

Customer Net

Interest Margin

1,697

1,376

23.3%

Customer Fees +

Insurance

962

791

21.6%

Results

Customer

Revenues

2,659

2,167

22.7%

Constant US$ billion

With a continued increase in customer revenues

30

With a mix that increases the net loan profitability

The improvement in spreads has

more than compensated for the

increase in risk premium...

...improving loan profitability

(1)  Risk premium: (Initial NPL balance – (Ending NPL Balance + Charge
       Offs) – Recoveries) / Average loan portfolio

31

2006 Results Summary

Constant US$ billion

9M06

9M05

Var. 9M06/9M05(%)

Net Interest Income

1,704

1,341

27.1%

Fees

882

720

22.5%

Commercial Revenue

2,635

2,102

25.3%

General Expenses +

Amortizations

(1,500)

(1,505)

-0.3%

Net Operating Income

1,574

1,235

27.4%

Provisions

370

134

176.7%

Net Income

756

685

10.3%*

(*) Without AES Tietê in 2005: +29%

32

With constant improvement in the efficiency and fees
coverage index over expenses

Efficiency*, %

Fees Coverage Index Over Expenses**, %

(*) Includes amortization

(**) Net fee income / General administrative expenses

33

Outlook for 2006*... A year later
Growth in constant US$

* Latin America Investor Day, Boadilla del Monte, 15/11/2005

Outlook for 2006

Situation as of

on 15/11/05*

30.09.06 (9M06)

Activity

> 20%

25%

Customers Revenues

> 15%

23%

Revenues from financial

Less than in 2005

-34%

activity

General expenses

In local currency < inflation

4%

(without depreciation)

Provisions

Rising risk premiums,

177%

consistent with the

change in mix

34

Index

Macroeconomic scenario

Financial system

2003 - 2006 strategy: Plan America 2006

Main Features

Financial business performance

Outlook:

Vision 2006 - 2009

2007

35

Vision 2006-2009

Strong organic growth in the network business market share
using the existing infrastructure in the South/Southeast

Strengthen distribution businesses at national level: Credit cards, Payroll and Auto loans

Putting into value the Business Segment

Seek to constantly improve efficiency to finance commercial
expansion

Maintaining risk under control

Increase in customer revenues  > 20% a.a.

36

Vision 2006-2009

Very High

High

Phased Over Time

High-Impact Priorities

Network Expansion

Commercial Agreements

Mortgage

Retention, Linkage, Acquisition of

retail customers within the existing

footprint (S/SE) – Individual and SMEs

National action targeting payroll loans

and credit cards

Corporate segment

Not prioritary

Network out of S/SE region

Low income / sub prime

Impecable Execution

Auto loans – Nacional action

Global Wholesale Banking

Insurance, asset management and

pensions

Maximize existing installed capacity

37

Customer Acquisition

Growth in customer base, both customers and non-customers

Aggressive customer acquisition program

Distribution Businesses
Credit Cards, Payroll loans and Auto loans

Payroll Program

Take advantage of the customers’ free choice of

bank

Maintain a Strong Relationship with Governments,

Increase in penetration in SME and Corporate

Institutions and Universities

Growth drivers for our customer base

Credit cards:

Maintain increase of 1 million credit cards p.a.

Commercial agreements

Organic duplication of market share

Increase in Total Customers

38

Customer Linkage

Increasing linkage using our Basic Offer

Basic Offer

Complementary Products

Distribution Businesses
Credit Cards, Payroll loans and Auto loans

SMEs

Focus on sales of Basic Offer’s per segment in the

Network

Direct Debits

Improvement of productivity using Super-Base

Mutual Investment Funds – still positioned as an

innovatory bank (MultiRetorno )

Insurance

Pension Plans

Linkage of “single-products”

Commercial Discount – convert this product into

the main platform of linkage

Increase in Linked Costumers

39

Index

Macroeconomic scenario

Financial system

2003 - 2006 strategy: Plan America 2006

Main Features

Financial business performance

Outlook:

Vision 2006 - 2009

2007

40

Vision 2007
Growth in constant US$

Banking business*

* Loans + Bank Savings

Customers Revenues**

Provisions

Costs

> 25%

More moderate growth than in

2006 with stable risk premiums by

segments

Growth < 6% in line with

commercial activity

> 25%

20%-25%

Based on current macro projections

** Customer financial intermediation margin + Fees + Results of Insurance activities + Gains on financial transactions with customers

Loans

41

Conclusions

The macroeconomic scenario in Brazil is expected to be characterized by a moderate pace of growth, stability and sustainability

Therefore, there will likely be an intense increase in final demand within the financial system, supported by a favourable regulatory framework

Santander is currently extremely well placed, both in terms of its internal infrastructure and overall competitive position, to take advantage of the optimistic outlook and new regulations: Santander is a market oriented bank, renewed, strengthened and with a relevant critical mass

Our aim is to increase customer revenues at more than 20% a.a. over the next 3 years, at the same time as growing our market share

42

APPENDIX

Results 9M’06

Quarterly results

Balance sheet

43

Income statement
Spanish criteria

(*).- As of 9M06    (**).- Dividends included

US$ million. Constant currency (*)

9M06

9M05

Amount

%

Net interest income**

1,704

1,341

363

27.1

Income from companies accounted for by the equity method

1

1

0

11.3

Net fees

882

720

162

22.5

Insurance activity

48

40

8

19.1

Commercial revenue

2,635

2,102

532

25.3

Gains (losses) on financial transactions

420

639

(219)

(34.2)

Gross operating income

3,055

2,741

314

11.4

Income from non-financial services (net) and other operating income

19

(1)

21

—

Operating costs

(1,500)

(1,505)

4

(0.3)

General administrative expenses

(1,398)

(1,344)

(54)

4.0

Personnel

(728)

(724)

(4)

0.5

Other administrative expenses

(670)

(620)

(50)

8.0

Depreciation and amortisation

(103)

(161)

58

(36.0)

Net operating income

1,574

1,235

339

27.4

Net loan loss provisions

(370)

(134)

(236)

176.7

Other income

(153)

(69)

(84)

121.6

Income before taxes

1,051

1,032

19

1.8

Corporate income tax

(295)

(347)

52

(15.0)

Net consolidated income

756

685

71

10.3

Attributable income to the Group

745

671

74

11.1

Promemoria:

Margen de intermediación

1,704

1,341

363

27.1

Customer

1,697

1,375

321

23.3

Non customer

7

(36)

43

—

Variation

Quarterly income statement

Spanish criteria

US$ million. Constant currency (*)

(*).- As of 9M06    (**).- Dividends included

Q1 05

Q2 05

Q3 05

Q4 05

Q1 06

Q2 06

Q3 06

Net interest income**

455

414

472

561

564

567

573

Income from companies accounted for by the equity method

0

1

0

1

1

1

(0)

Net fees

223

235

262

267

289

292

301

Insurance activity

15

7

18

19

10

20

17

Commercial revenue

693

657

752

848

863

880

892

Gains (losses) on financial transactions

152

338

150

126

107

111

202

Gross operating income

845

994

902

974

971

991

1,093

Income from non-financial services (net) and other operating income

3

(1)

(3)

2

4

6

9

Operating costs

(510)

(496)

(498)

(523)

(480)

(498)

(522)

General administrative expenses

(453)

(448)

(443)

(466)

(446)

(463)

(488)

Personnel

(250)

(233)

(242)

(244)

(237)

(245)

(246)

Other administrative expenses

(203)

(215)

(201)

(222)

(209)

(219)

(242)

Depreciation and amortisation

(57)

(48)

(55)

(57)

(35)

(34)

(34)

Net operating income

337

497

401

453

494

499

580

Net loan loss provisions

(53)

(29)

(52)

(94)

(123)

(147)

(100)

Other income

26

(36)

(59)

(204)

(0)

(85)

(68)

Income before taxes

310

433

289

155

371

268

412

Corporate income tax

(90)

(164)

(93)

(10)

(128)

(66)

(101)

Net consolidated income

220

269

196

145

243

202

311

Attributable income to the Group

216

263

192

143

239

199

307

Promemoria:

Margen de intermediación

455

414

472

561

564

567

573

Customer

423

440

513

548

551

565

581

Non customer

32

(26)

(42)

13

13

2

(8)

44

(*).- As of 09.30.06

Balance sheet

Spanish criteria

US$ million. Constant currency (*)

30.09.06

30.09.05

Amount

%

Balance sheet

Loans and credits

15,119

11,755

3,364

28.6

Trading portfolio (w/o loans)

7,594

4,101

3,493

85.2

Available-for-sale financial assets

6,496

7,343

(847)

(11.5)

Due from credit institutions*

5,346

13,146

(7,800)

(59.3)

Intangible assets and property and equipment

716

569

147

25.9

Other assets

9,212

7,357

1,855

25.2

Total assets/liabilities & shareholders’ equity

44,484

44,271

213

0.5

Customer deposits

20,081

12,839

7,242

56.4

Marketable debt securities

1,091

538

552

102.7

Subordinated debt

1,415

501

913

182.1

Insurance liabilities

1,614

1,243

372

29.9

Due to credit institutions

7,993

17,280

(9,287)

(53.7)

Other liabilities

9,071

8,627

444

5.1

Shareholders’ equity

3,219

3,243

(23)

(0.7)

Off-balance-sheet funds

17,835

13,995

3,840

27.4

Mutual funds

17,031

13,300

3,732

28.1

Pension funds

—

—

—

—

Managed portfolios

803

695

108

15.6

Customer funds under management

42,035

29,116

12,919

44.4

Total managed funds

62,319

58,265

4,053

7.0

Variation

45

Argentina

Latin America

Investor Day 2006

Boadilla, November 21th , 2006

Important information

Santander cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

2

Index

Macroeconomic scenario

Financial system

2003 - 2006 strategy: Plan America 2006

Our franchise

Outlook:

Main features

Financial business performance

Vision 2006 - 2009

2007

3

Macroeconomic Scenario

GDP (% Real Annual growth)

Interest Rate (average, %) and Inflation (%)

Exchange Rate (Average)

National Government Surplus (% GDP)

Argentina keeps high growth rates, with high inflation

4

5

“Bankarisation” opportunities from expansion & social mobility

GDP per capita (US$ thousands)

Unemployment (%)

Population under poverty line (%)

Population pyramid by socioeconomic level

Socioeconomic
segment

Inhabitants (millions)

Social Indicators

6

“Bankarisation”potential

Argentina positioned below its historical ratios

Private Sector loans / GDP (%)

Household debt / disposable income (%)

Companies Debt

“Bankarization”Indicators

Total Firms

With banking loans

With banking debt over
US$ 10 thousand.

199,000

101,000

41,000

51%

21%

Payroll / Budget

34%

Credit card holders / Budget

46%

Debit card / Budget

Cash / Deposits

73%

41%

Information Source: Central Bank, 1MF.1FS.

7

Index

Macroeconomic scenario

Financial system

Our franchise

2003 - 2006 Strategy: Plan America 2006

Main features

Financial business performance

Outlook:

Vision 2006 - 2009

2007

8

Financial System

A fragmented system, with significant presence of state-owned banks

Distribution by type of banks

Private Sector Loans

Private Sector Deposits

Top 3 State-owned*
/ System

Top 3 Private**
/ System

22%

26%

27%

25%

* Banco Nación, Banco Provincia, Banco Ciudad.
** Banco RIO, Banco Francés, Banco Galicia

9

Financial System, moving towards normalization

Highly fragmented, with significant share of state-owned banks (32%).

Loans grow 42% and savings 24%, but still are low compared with
GDP.

ROE 13% in 2006 (23% without injunctions clean-up).

BIS ratio of 9.8%, considering assets at market value.

Improvements in clean-up.

Injunctions: 58% have been amortized, US$ 1.3 Bln. pending

Public risk diminishes to 28% of assets and the gap with market value is reduced (estimated in US$ 1.5 Bln)

Non performing of private sector loans in historical minimums

10

Macroeconomic scenario

Financial system

Our franchise

2003 -2006 strategy: Plan America 2006

Outlook:

Main Features

Financial Business performance

Vision 2006 - 2009

2007

Index

11

Our franchise

The first financial franchise in Argentina

1st Private Financial Group in the country in
Savings, Loans and Pension Funds.

Loans market share: 9.7%

75% of loans in retail banking

Savings market share: 9.9

Net Income in 9M06: US$ 156 millions

Strong franchise in Commercial Banking

1.8 millions of banking customers*.

219 Branches**.

625 ATM’s.

5,488 Employees.

*In addition, 2.4 millions of affiliated to pension funds.

** In addition, 80 branches for pensions

12

Index

Macroeconomic scenario

Financial system

Outlook:

Financial Business performance

Vision 2006 - 2009

2007

Our franchise

2003 - 2006 strategy: Plan America 2006

Main features

13

Strategy

Keys for the construction of the best financial franchise

2002

2003

2004

2005

2006

2007

Clean up balance sheet

Leadership in credit reconstruction and
Fee-based Services

Strong growth of
Customer Base

Linkage and profitability of
new customers

Going to a new
scale of business

Anticipation

Customer-centered
Strategy

14

% of total balance Local Criteria

2000

2002

Sep.06

Liquid Assets*

11.9

7.5

19.3

Structural Public Risk

36.6

57.9

19.2

In pesos

0.5

26.4

19.2

In dollars

36.1

31.5

-

Private Sector Loans

45.4

16.1

54.1

NPL

2.2

9.6

0.5

Injunctions

-

4.1

2.7

Fixed Assets

3.9

4.8

4.2

100.0

100.0

100.0

Central Bank

-

9.2

-

Deposits

66.5

39.9

79.7

Sight

18.5

8.9

37.2

Term & institutional

48.0

17.5

42.5

Rescheduled

-

13.5

-

Lines & Corp. Bonds (US$)

19.4

38.4

2.9

Other (no cost)

1.5

4.3

8.3

Net Worth

12.6

8.2

9.1

100.0

100.0

100.0

Focus in cleaning-up and normalising the balance sheet.

The balance sheet structure of 2006 is better than that of year 2000

* Cash + Trading + Central Bank Notes

15

Balance Sheet: Improving its structure

    Local Criteria       In Constant US$ MM

Assets

Liabilities

Main drivers

Clean-up and minimize Public

Risk exposure

Credit reconstruction

Cancellation of Central Bank’s

liabilities

Reduction of Financial debt in

foreign currency

Growth of Sight deposits

16

A bank with more customers. A more efficient bank

2000

Sep’06

Individual customers

 (millions)

1.0

1.8

1.8X

S & M Companies

 (thousands)

27

54

2.0X

# Transactions per month

Average

1997-2001

Sep’06

(in millions)

8.6

24.7

2.9X

Sep’01

Sep’06

Branches

279

217

0.77X

Employees

5,999

5,488

0.92X

17

Focus in Business Share

Based on its strong franchise, Banco RIO takes advantage from the crisis to achieve a leading position in the new financial system

Share %

12 months

36 months

Individual loans

11.9

+2.2

+4.7

Consumer*

11.4

+2.9

+4.6

Mortgages

13.1

+1.9

+5.3

+1.1

-0.6

Commercial loans

8.1

Total loans

9.7

+1.6

+2.2

Sight deposits

10.3

+0.4

+1.3

+0.3

+0.7

Total deposits

9.4

Fee Income

12.0

+1.9

+4.5

Var. pp

* Consumer: credit cards, pledge and personal loans.

Source: internal estimates based in Central Bank data

18

Index

Macroeconomic scenario

Financial system

Our franchise

2003 - 2006 strategy: Plan America 2006

Financial Business performance

Main features

Vision 2006 - 2009

2007

Outlook:

Results Summary 2006

81%

Retail Banking

63%

1,379

2,229

Loans

32%

Retail Banking

20%

3,553

4,266

Deposits and mutual funds

79.60%

88.00%

Fee Income / Costs

55.00%

50.00%

Efficiency

91%

73

139

Attributable Income

95%

102

200

IBT

26%

183

231

Operating costs

48%

281

404

With customers*

39%

332

461

Gross Operating Income

Change 06/05

     9M05

9M06

Constant US$ millions
at average exchange rate of 3Q06

+13%

(*) Excludes ROF and public assets margin.

19

Customer revenues

Costs

Outlook for 2006*… a year later

Growth in constant US$

Vision 2006
in 15/11/05*

Position
9M06

>30%

>20%

48%

26%

(*) Latin America Investor’s Day, 15/11/2005

20

Index

Macroeconomic scenario

Financial system

Our franchise

2003 - 2006 strategy: Plan America 2006

Main Features

Financial business performance

Outlook:

Vision 2006 - 2009

2007

21

Strategy for 2006-2009: Organic growth – Phase 2

Key factors

Growth levers

Deepen customer
relationships

Focus in the most dynamic
sectors

Increase focus in Wholesale
Banking

Enhance customer service
model

Increase network

1.

Activation and linkage of new
customers

2.

SME’s and high and middle
income individuals

3.

New products + Business
communities

4.

Service level for a new scale of
business

5.

New branches and non traditional
points of sale

22

Leading in the more dynamic segments – Individuals

Growth in customers and income per customer, improving activation and linkage

Customer & Business evolution

The growth’s drivers

+40%

1.57

1.77

2.0

2.48

2005

2006e

2007e

2009e

Customers (millions)

700,000 new customers

Business growth 2.5X

Pre-approved campaigns

Locomotive products:
Supercuenta, Cards, Pre-
approved and Payrolls

Credit as lever; Standardized
Risks

Segmentation - CRM

High income: a differentiated
sale and services model

23

Leading  in the more dynamic segments – SME’s

Boosting the drivers that allowed us, in only 18 months, to
move from being the 6 th to being the 2nd bank in the segment

What we want to achieve in 2009 ?

The drivers for growth

Multiply by 4 the loan portfolio

Become the N°1 bank in terms of
penetration in the segment

Pre-approved campaigns

Standardized risks

Alliances and business
communities

Expansion in the interior of the
country, with focus in agricultural
businesses

Support of Regional Service
Centers

2005

2006e

2007e

2009e

Loans to S&M sized companies (US$ millions)

172

300

540

1,160

+74%

+80%

CAGR: +57%

24

Branch network and points of sale

Boosting growth and expansion with a more flexible approach

Branch network growth

New points of sale

Increased distribution capacity,
with lower costs than a traditional
branch

Expanded service hours

On-line approval and delivery of
products

Significant traffic of public with
buying intention; banking & non-
banking customers

140 new points of sale in 2007 (546
in total)

New locations

Leverage for growth in areas of
successful branches

18 month  break-even point

25

Summary of objectives for the medium term

Second phase of
organic growth

The 1st phase was successful:

Anticipation and innovation

Significant gain of market
share in key products

Quantitative and qualitative
improvement in results

A proven model that we expect
to strengthen in the future

“Consolidation as the
leading franchise,
focused on business with
customers”

Profitability and market
share

26

Vision 2006 - 2009

27

Second phase of organic growth:

Business* volume multiplied by 2.5

Market share gains of 300/400 basic points

700 thousand new customers (+40%)

300 thousand new linked customers (+60%)

* Loans + Banking Savings

Index

28

Macroeconomic scenario

Financial system

Our franchise

2003 - 2006 strategy: Plan America 2006

Main Features

Financial business performance

Outlook:

Vision 2006 - 2009

2007

Vision 2007

Growth in constant US$

Banking business*

Loans

Income with customers**

Provisions

Costs

> 30%

> 45%

> 30%

Will continue at low levels : < 1% of
loan portfolio

> 20%, including new investments

Based in the expected macroeconomic scenario

* Loans + Banking Savings

** Intermediation margin with customers + Fee Income + Insurance activities + Gains on financial transactions with customers

29

Summarizing

30

Argentina will continue growing at high rates

The financial system is normalised and accompanies the
growth of the economy in the real sector

Important potential of “bankarisation” through social
mobility and  the increase in savings and credit volumes

Santander is the first financial franchise in Argentina,
increasing 1% of market share per year

31

APPENDIX

Results 9M’06

Quarterly results

Balance sheet

32

Income statement

Spanish criteria

US$ million. Constant currency (*)

9M06

9M05

Amount

%

Net interest income**

176

136

41

30.1

Income from companies accounted for by the equity method

2

0

1

271.0

Net fees

203

145

58

39.8

Insurance activity

37

26

11

41.8

Commercial revenue

418

307

111

36.0

Gains (losses) on financial transactions

43

25

18

72.0

Gross operating income

461

332

129

38.7

Income from non-financial services (net) and other operating income

(4)

(4)

1

(12.1)

Operating costs

(230)

(184)

(47)

25.4

General administrative expenses

(217)

(177)

(40)

22.3

Personnel

(120)

(93)

(27)

29.6

Other administrative expenses

(97)

(85)

(12)

14.,3

Depreciation and amortisation

(14)

(6)

(7)

111.0

Net operating income

227

144

83

57.2

Net loan loss provisions

0

6

(6)

(99.3)

Other income

(27)

(48)

21

(44.2)

Income before taxes

200

102

98

96.4

Corporate income tax

(44)

(19)

(25)

127.3

Net consolidated income

156

82

73

89.1

Attributable income to the Group

139

73

66

90.3

Promemoria:

Margen de intermediación

176

136

41

30.1

Customer

162

102

60

58.8

Non customer

14

34

(20)

(58.8)

Variation

(*).- As of 9M06    (**).- Dividends included

33

Quarterly income statement

Spanish criteria

US$ million. Constant currency (*)

Q1 05

Q2 05

Q3 05

Q4 05

Q1 06

Q2 06

Q3 06

Net interest income**

40

47

48

49

53

64

59

Income from companies accounted for by the equity method

0

0

0

0

0

1

1

Net fees

45

48

53

59

65

66

71

Insurance activity

8

9

9

6

13

13

11

Commercial revenue

93

104

110

114

132

144

142

Gains (losses) on financial transactions

11

7

7

5

18

6

19

Gross operating income

105

110

117

120

150

150

161

Income from non-financial services (net) and other operating income

(3)

1

(2)

(1)

(1)

(1)

(2)

Operating costs

(56)

(63)

(65)

(78)

(74)

(77)

(80)

General administrative expenses

(54)

(60)

(63)

(72)

(70)

(73)

(74)

Personnel

(28)

(31)

(33)

(36)

(38)

(41)

(40)

Other administrative expenses

(26)

(29)

(30)

(36)

(31)

(32)

(34)

Depreciation and amortisation

(2)

(3)

(2)

(6)

(4)

(4)

(6)

Net operating income

46

48

50

41

76

72

79

Net loan loss provisions

(11)

11

7

10

2

2

(5)

Other income

(15)

(12)

(22)

(20)

(12)

(20)

6

Income before taxes

20

47

35

30

66

54

80

Corporate income tax

(2)

(9)

(8)

(10)

(13)

(5)

(26)

Net consolidated income

18

37

27

20

52

49

54

Attributable income to the Group

14

32

27

19

46

43

50

Promemoria:

Margen de intermediación

40

47

48

49

53

64

59

Customer

26

38

38

43

49

55

58

Non customer

14

10

11

6

4

9

1

(*).- As of 9M06    (**).- Dividends included

Balance sheet

Spanish criteria

Variation

34

30.09.06

30.09.05

Amount

%

US$ million. Constant currency (*)

Balance sheet

Loans and credits

Trading portfolio (w/o loans)

Available-for-sale financial assets

Due from credit institutions*

Intangible assets and property and equipment

Other assets

Total assets/liabilities & shareholders’ equity

Customer deposits

Marketable debt securities

Subordinated debt

Insurance liabilities

Due to credit institutions

Other liabilities

Shareholders’ equity

Off-balance-sheet funds

Mutual funds

Pension funds

Managed portfolios

Customer funds under management

Total managed funds

(*).- As of 09.30.06

2,759

1,991

768

38.6

679

453

225

49.7

478

443

35

8.0

870

1,129

(259)

(22.9)

76

67

9

13.0

914

663

252

38.0

3,617

2,785

832

29.9

5,776

4,746

1,030

21.7

116

125

(8)

(6.5)

—

—

—

—

651

533

118

22.1

919

582

337

57.8

417

531

(114)

(21.5)

55

190

(135)

(70.8)

5,531

4,904

627

12.8

671

670

0

0.0

4,860

4,233

627

14.8

—

—

—

—

9,916

8,346

1,569

18.8

11,307

9,650

1,657

17.2

Mexico

Latin America

Investor Day 2006

Boadilla, November 21, 2006

Important information

Santander cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial posit ion or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

2

Index

Macroeconomic scenario

Financial system

Our franchise

2003 - 2006 strategy: Plan America 2006

Main features

Financial business performance

Outlook:

Vision 2006 - 2009

2007

3

Macroeconomic Scenario

Strong fundamentals and relatively stable interest and exchange rates

4

Macroeconomic Scenario

Strong macroeconomic framework, with solid external accounts and balanced public finances

Current Account Deficit (% of GDP)

Fiscal Deficit (% of GDP)

Country Risk

Reserves / External Public Debt %

5

Macroeconomic Scenario and Financial System Evolution

Conclusions

The Mexican economy continues to have a favorable outlook for year-end 2006 and 2007

Expectations include moderate-paced growth under a framework of stable prices

External accounts should remain strong, supporting stability in the exchange rate

Increased likelihood of structural reform approvals under the new administration

6

Index

Macroeconomic scenario

Financial system

Our franchise

2003 - 2006 Strategy: Plan America 2006

Main features

Financial business performance

Outlook:

Vision 2006 - 2009

2007

7

Financial System: Market Concentration

The three largest financial groups account for 65% of the business and over 75% of total financial system earnings, boasting stronger capitalization, past-due loan, and coverage ratios

System

Weighting

vs.

system

30.09.06

(%)

30.09.06

Loans (US$ Bn)

67

67%

99

Bank Savings (US$ Bn)

109

65%

169

Pre-Tax Income (US$ Bn)

5

77%

6

Offices

4,098

60%

6,848

Employees

67,226

62%

107,705

Efficiency*, % **

43.2

47.8

Capitalization Ratio, %

14.2

13.7

Past-Due Loan Ratio, % **

1.9

2

Coverage Ratio, % **

195

181.4

Top 3

* Including amortizations
** Local criteria

8

Financial System: Growth Dynamics in Savings

Bank Savings were up 15%, mainly driven by a 39% YoY increase in mutual funds. Demand deposits rose 15%, while term deposits fell 8%

Bank Savings:
Deposits + MF

Deposits

Mutual Funds

Volume

YoY % of Change

* At constant exchange rates as of 09.30.06

Constant US$ Bn*

9

10

Financial System: Growth Dynamics in Loans

Loans to individuals continue to grow at a strong pace, rising 51% to account for 48% of total loans

Total Loans

Loans to Individuals

Company and
Government Loans

Constant US$ Bn*

* At constant exchange rates as of 09.30.06

11

Financial System: Evolution in Results

Strong and sustained growth in earnings over the past few years

Constant US$ Bn*

Pre-Tax Income *

* US$ Bn at constant exchange rates as of 9M06

** 32.2% before extraordinary items and taxes

Change, %

Inter-annual

CAGR

05/03

9M06/9M05

Income

18.8

19.9

Financial Margin

27.3

22.4

Fees & Commissions

11.7

12.6

Trading Income

-4.4

29.8

Net Prov. Loan Losses

5.7

36.3

Expenses + Amort.

11.2

10.2

Net Earnings

29.5

45.9 **

12

Potential for Banking build out

As the contribution of loans to GDP has risen, so has the potential for bankarization and business expansion

Loans / GDP %

Source: IMF. IFS. Private Sector Loans: lines 22d and 42d.

13

Financial System

Conclusions

Substantial Banking Business growth across all segments

Strong reactivation in performing loans (mortgage, consumer, and company loans).

Savings are showing considerable growth in the form of demand deposits, with mutual funds showing the strongest dynamics

The country’s macroeconomic and financial stability favors conditions for future growth

Strong bankarization potential, given relatively low banking penetrations levels in the country

14

Index

Macroeconomic scenario

Financial system

Our franchise

2003 -2006 strategy: Plan America 2006

Outlook:

Main Features

Financial Business performance

Vision 2006 -2009

2007

15

* Plus 3.0 million pension fund customers.

Our Franchise

Santander is the Third Largest Financial Group in Mexico

16.9% Market Share in Savings

15.8% Market Share in Loan Portfolio

16.5% in Business

Net Income 9M06:

USD644 million

7.5 million customers*.

1,016 Branches

3,321 ATM’s.

11,387 Employees

16

Index

Macroeconomic scenario

Financial system

Our franchise

2003 - 2006 strategy: Plan America 2006

Main features

Financial Business performance

Outlook:

Vision 2006 - 2009

2007

17

Strategy

“Becoming the
Mexican bank to
boast the fastest
profitable growth rate
in customer banking”

Without sacrificing
profitability

Building customer banking

Growing organically

Growth in customers

Our strategy for attracting and retaining customers has been a success

Performance in Total customers

(thousands)

Over the past two years, we have
attracted more than two million
customers:

850 thousand via credit cards

670 thousand via payroll

Our efforts have focused on attracting new customers through our credit card and payroll products

18

19

Linking

We have continued with our linking strategy, which has allowed us to link over 600 thousand customers since 2004

Performance in Active Customers (thousands)

We link our customers with 3
“anchor” products in addition
to the checking account:

Credit Cards

Consumer Loans

Insurance

Strong linking potential in our
own client base

20

Segment Development

Our client base segmentation is based on a differentiated model

SME

Premier

Companies /
Corporate

Mass Market

Segmented growth with differentiated value offerings

Retain and link 150 thousand customers, which account for
50% of funding from individuals

Continue developing middle market and corporate companies

Ascertain “entry” linking (3 in 1 offerings)

21

Loans to Individuals

Added boost to our most profitable and highest growth potential businesses

Consumer Loans*

Credit Cards

Quota%

4.1%

11.0%

12.4%

17.8%

14.8%

16.2%

16.1%

18.5%

Concentrated growth in

personal loans (payroll)

Pre-authorized loan strategy

Loan restitution campaigns

Product diversification (Black,

Mexicana, Flex)

Credit line extensions

Source: ABM

*Consumer excluding Auto

USD in Millions

22

Mortgage Market in Mexico

Banks and Sofoles target 20% of the market after excluding public financing and low volume mortgages

Mortgage market 2005

(thousand of mortgages)

(*).- Volume > US$ 25,000

23

Loans to Individuals

In mortgage loans, market growth has gone hand in hand with

stronger performance

Cumulative Loan Production Quotas

2005

9M 06

Change in

Quota

In 2006, the bank has gained 370 bp in loan extension quota,

improving its quota position vs. other sector players

Market quota in number of mortgage loans excluding HipNal

Source: Mexican Banking Association

24

Multi-Channel Model

Efficient growth leveraged on alternative channels

Transactions*

* Millions of transactions / month

70 million transactions per month,

+21%

80% of total transactions are

conducted outside bank branches

Alternative channel transactions

have grown 28% on an inter-annual

basis

Strong increases in customers and

total transactions, have been

achieved without opening new

branches

Infrastructure

Commercial business growth is accompanied by an orderly
expansion of our infrastructure

2004 Quota

2005 Quota

2006 (e) Quota

Change in Quota
2004-2006

Growth in ATMs has allowed us to reach a greater number of customers

We have relocated branches to position ourselves in more profitable markets, while maintaining our market share

25

Index

Macroeconomic scenario

Financial system

Our franchise

2003 -2006 strategy: Plan America 2006

Main features

Financial Business performance

Outlook:

Vision 2006 -2009

2007

26

Commercial Activity: Funding

Up to 23% faster-paced growth in savings, driven by demand
deposits and mutual funds

Constant US$ Bn

Savings Volumes (Deposits + Mutual Funds)

* At constant exchange rates as of 09.30.06

Sep.06

YoY
Rate%

Demand Deposits

8.2

22.6

Term Deposits

9.9

5.6

Mutual Funds

10.6

44.7

28.6

22.7

Total

27

Commercial Activity: Loans

YoY 22% increase, with the strongest growth rates recorded in consumer and company loans

Constant US$ Bn

Loan Volumes

Sep.06

YoY
Rate %

Individuals

5.7

67.0

Consumer ***

4.2

79.7

Mortgage

1.5

39.0

SME

0.5

60.4

Companies

2.7

38.9

Commercial Loans

8.8

56.9

Corporate & Instit.

3.2

24.7

Government

3.7

-22.0

Total

15.7

21.5

* At constant exchange rates as of 09.30.06
** Low yield credits’ prepayments affect yoy comparison
*** Includes Credit Card Loans

28

Commercial Activity: Loans

Improvements in portfolio composition and profitability,
with consumer loans exceeding government loans as a
percentage of total loans

September 2005

September 2006

Total* : 12,922

Total* : 15,706

Constant US$ Mn*

29

Activity: Performance in Market share

Quota gains across the most profitable businesses

Sep’06 Quota

Change vs Sep’05

* Excluding auto finance

30

Results: Operating Income

Net Operating Income has been hitting all-time quarterly highs, stepping up to the next level in 2006, rising 53% on a cumulative basis

Quarterly Net Operating Income *

Net Operating Income YTD

… and a 41% including provisions

* Constant US$ Mn at the average exchange rate as of 9M06

31

Strategy and Commercial Activity

2006 is proving to be a key year for strengthening and boosting our bank

Significant accomplishments include…

Strong-paced commercial growth…

21.5% increase in volume (22.7% in
funding, 21.5% in loans)

Substantial quota gains

…especially in the most profitable and
linkable businesses …

Demand deposits, credit cards and
consumer loans

…translating into fast-paced growth in
results

Net Operating Income: +28%

Pre-tax income: +49%

Net Income: +31%*

* Due to fiscal normalization

Improvements in quality and
predictability of results

Stronger contribution from
customer banking

Normalized tax rate

Ending balance  stability with
longer-term and more
diversified assets

32

Outlook for 2006*... a year later
Growth in constant US$

Goals for 2006
at 15/11/05*

Outcome as of
9M06

Business

Customers revenues**

Trading Income

General expenses

Loan losses provisions

15% - 20%

>20%

>20%

10% - 15%

2x

22%

21%

-4%

9.5%

2.8%

(*) Latam Investor Day, 15/11/2005
** Excluding AFORE

33

34

Index

Macroeconomic scenario

Financial system

Our franchise

2003 - 2006 strategy: Plan America 2006

Main Features

Financial business performance

Outlook:

Vision 2006 - 2009

2007

35

Vision: 2006 - 2009

Our strategic plan translates into profitable growth, consistently outperforming our competitors

Customers

Duplicate linked client base

Volume

Annual growth rate at 1.2 x vs. the market

Quota

Above 20% market share in the most profitable

businesses (cards, consumer loans, demand deposits)

Results

Average yearly growth higher than our “Peer Group”

36

Attracting and Linking customers

We will enhance our main “drivers”-Payroll and Credit Cards-, which have been delivering outstanding results

Performance in Active customers

Payroll

Thousands of customers

We will grow by more

than one million

customers per year

We pioneered and currently lead this

segment in terms of growth

We have prepared a “fine-tuned”

scheme to attract new customers

Cooperation among business areas:

Companies and Institutions

Logistic and operational support

Credit Cards

Product innovation to accommodate

different market segments

Commercial aggressiveness to attack

market niches offering the strongest

opportunities

Commercial multi-channel machinery

37

Attracting and Linking customers

We will reinforce our client linking mechanisms: Consumer loans, insurance, and credit cards

Performance in Linked customers

Consumer Loans

High-impact campaigns within our own customer
base

Pre-approved loans

Balance restitution / Credit line extensions for
customers exhibiting good payment behavior

Optimization of loan origination criteria

Credit Cards

Main linking product in the middle-income and mass
market segments

Pre-authorized loan campaigns targeting payroll
accountholders

Specialized sales force and commercial follow-up.

Strict Credit Control

Insurance

Loan-linked insurance products

Enhance alternate sales channels (telemarketing)

In 3 years, we will double
our linked client base
(+450,000 customers per
year)

Positioning Ourselves in the Most Profitable Businesses -
Credit Cards

Further boost Credit Card growth to attain a +20% market quota

How do we plan to do it?

Continuing to attack new
market niches tailor-made
products

Enhancing additional credit
card sales to current
customers

Developing commercial
alliances

Reinforcing penetration in our
client base

Double the number of
accounts by 2009

Reach a 22% market
quota

What do we want to achieve by 2009?

38

Positioning Ourselves in the Most Profitable Businesses -
Consumer Loans

Continued focus on the consumer loan business as the main client linking source

How do we plan to do it?

What do we want to achieve by 2009?

Double the current
consumer loan portfolio

Reach a 22% market
quota

Consumer loan portfolio in US$ Millions

Maintaining current pace in sales

35% of customers are linked with
consumer loan products

New dynamic campaigns +
commercial action in our fine-tuned
network

Payroll + credit card sales to new
customers (>1 million / year)

Penetrating new target segments:
high-income

Pursuing new avenues for growth

Credit dealer

Mass Market Banking

39

40

Positioning Ourselves in the Most Profitable Businesses -

Demand Deposits

Enhance growth dynamics in demand deposits from Individuals and SME

What do we want to achieve by 2009?

How do we plan to do it?

Individuals

Plan to become our customers’ main bank

and increase high-income transactionality

Balance and client attrition detection and

prevention program

Packages with special features for

customers with high transactionality and

linking levels

Focus on payrolls to grow the middle-

income segment

SME and Companies

Leverage our e-pyme competitive edge to

attract transactional balances

Funding programs via collections and

payments (POS terminals, payroll)

Balance in demand deposit funding in US million

41

Summary of Medium-Term Targets

We maintain our

strategy

It has proven to be successful:

We beat our peers in terms

of both volume and

profitability

It allows us to reach our goals:

“Become the Mexican bank

to boast the fastest

profitable growth rate in

customer banking”

It drives comprehensive and

sustained business growth

across segments and products

“We are in the right direction

and closer every time to

achieve a 20% business

market share”

42

Index

Macroeconomic scenario

Financial system

Our franchise

2003 - 2006 strategy: Plan America 2006

Main Features

Financial business performance

Outlook:

Vision 2006 - 2009

2007

43

Vision 2007:

Growth in constant US$

Banking Business*

+20%-25%

Loan Portfolio

(excluding Government >30%)

>25%

Customers revenues**

25%-30%

Provisions for loan losses

Driven by increasing activity and

Costs

change in loan portfolio mix

10% - 15%  increase including

new investments

According to current macroeconomic expectations

* Loan Portfolio + Savings

** Net Interest Income from customers + Commissions and Fees + Insurance Activity + Gains on financial transactions with customers

44

APPENDIX

Results 9M’06

Quarterly results

Balance sheet

45

Income statement

Spanish criteria

US$ million. Constant currency (*)

9M06

9M05

Amount

%

Net interest income**

1,372

935

437

46.7

Income from companies accounted for by the equity method

—

0

(0)

(100.0)

Net fees

487

432

55

12.7

Insurance activity

23

18

6

32.0

Commercial revenue

1,882

1.385

497

35.9

Gains (losses) on financial transactions

(28)

66

(94)

—

Gross operating income

1,854

1.451

403

27.8

Income from non-financial services (net) and other operating income

(68)

(64)

(4)

6.8

Operating costs

(841)

(769)

(73)

9.4

General administrative expenses

(778)

(712)

(66)

9.3

Personnel

(390)

(351)

(38)

11.0

Other administrative expenses

(389)

(361)

(28)

7.7

Depreciation and amortisation

(63)

(57)

(6)

10.8

Net operating income

944

618

326

52.8

Net loan loss provisions

(136)

(43)

(93)

215.1

Other income

(22)

(47)

25

(53.3)

Income before taxes

787

528

258

48.9

Corporate income tax

(143)

(37)

(106)

290.4

Net consolidated income

644

492

152

31.0

Attributable income to the Group

487

358

129

36.0

Promemoria:

Margen de intermediación

1,372

935

437

46.7

Customer

1.029

850

179

21.1

Non customer

343

85

258

303.5

Variation

(*).- As of 9M06 (**).- Dividends included

46

Quarterly income statement

Spanish criteria

US$ million. Constant currency (*)

Q1 05

Q2 05

Q3 05

Q4 05

Q1 06

Q2 06

Q3 06

Net interest income**

327

296

312

340

400

442

531

Income from companies accounted for by the equity method

0

(0)

(0)

(0)

—

—

—

Net fees

140

151

140

147

162

166

158

Insurance activity

3

9

6

3

7

8

8

Commercial revenue

470

456

458

491

569

616

697

Gains (losses) on financial transactions

16

10

41

12

30

(7)

(51)

Gross operating income

486

466

499

502

599

609

646

Income from non-financial services (net) and other operating income

(21)

(21)

(22)

(15)

(20)

(25)

(23)

Operating costs

(249)

(262)

(258)

(291)

(266)

(272)

(304)

General administrative expenses

(230)

(243)

(239)

(266)

(246)

(251)

(281)

Personnel

(117)

(121)

(113)

(115)

(126)

(128)

(135)

Other administrative expenses

(113)

(122)

(126)

(151)

(120)

(123)

(145)

Depreciation and amortisation

(18)

(19)

(19)

(25)

(20)

(20)

(23)

Net operating income

216

183

219

197

313

312

320

Net loan loss provisions

(17)

(16)

(11)

(18)

(35)

(49)

(52)

Other income

(14)

2

(35)

(22)

(14)

(2)

(6)

Income before taxes

186

169

174

158

263

261

263

Corporate income tax

(5)

(9)

(22)

(8)

(43)

(33)

(66)

Net consolidated income

181

159

151

149

220

227

196

Attributable income to the Group

134

113

111

109

166

173

148

Promemoria:

Margen de intermediación

327

296

312

340

400

442

531

Customer

265

284

300

314

304

332

392

Non customer

61

12

12

26

96

(*).- As of 9M06 (**).- Dividends included

47

US$ million. Constant currency (*)

30.09.06

30.09.05

Amount

%

Balance sheet

Loans and credits

17,816

15,053

2,763

18.4

Trading portfolio (w/o loans)

19,097

19,804

(707)

(3.6)

Available-for-sale financial assets

8,791

6,559

2,233

34.0

Due from credit institutions*

11,934

9,306

2,628

28.2

Intangible assets and property and equipment

406

375

31

8.2

Other assets

6,305

4,881

1,424

29.2

Total assets/liabilities & shareholders’ equity

64,349

55,978

8,371

15.0

Customer deposits

30,313

26,581

3,732

14.0

Marketable debt securities

3,160

2,783

376

13.5

Subordinated debt

77

74

3

3.8

Insurance liabilities

102

71

31

44.7

Due to credit institutions

20,690

19,820

870

4.4

Other liabilities

7,087

4,328

2,758

63.7

Shareholders’ equity

2,921

2,322

599

25.8

Off-balance-sheet funds

14,664

11,079

3,585

32.4

Mutual funds

10,602

7,297

3,306

45.3

Pension funds

4,062

3,782

280

7.4

Managed portfolios

—

—

—

—

Customer funds under management

48,316

40,588

7,728

19.0

Total managed funds

79,013

67,057

11,956

17.8

Variation

Balance sheet

Spanish criteria

(*).- As of 09.30.06

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: November 22, 2006	By:	/s/ José Antonio Alvarez

Name: José Antonio Alvarez
Title: Executive Vice President